================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                    FORM 10/A

     POST-EFFECTIVE AMENDMENT TO GENERAL FORM FOR REGISTRATION OF SECURITIES
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                                ----------------


                                 Amendment No. 3
The undersigned hereby amends in its entirety its General Form for Registration of Securities on Form 10.


                  FRANKLIN STREET PARTNERS LIMITED PARTNERSHIP
             (Exact Name of Registrant as Specified in its Charter)

                                ----------------

        Massachusetts                                            04-2724223
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                         401 Edgewater Place, Suite 200
                            Wakefield, MA 01880-6210
                         (Address of principal offices)

                                 (781) 557-1300
              (Registrant's telephone number, including area code)

                                ----------------

                    Securities to be registered under Section
                               12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                                    Units of
                          Limited Partnership Interest
                                (Title of class)

                  A list of exhibits is located in Item 15(b).

                                Table of Contents

                                     10-12G

Item 1.    Business............................................................1
Item 2.    Financial Information...............................................2
Item 3.    Properties.........................................................14
Item 4.    Security Ownership of Certain Beneficial Owners and Management.....16
Item 5.    Directors and Executive Officers...................................17
Item 6.    Executive Compensation.............................................19
Item 7.    Certain Relationships and Related Transactions.....................20
Item 8.    Legal Proceedings..................................................20
Item 9.    Market Price of and Dividends on the Registrant's Common
           Equity and Related  Stockholder Matters............................20
Item 10.   Recent Sales of Unregistered Securities............................21
Item 11.   Description of Registrant's Securities to be Registered............21
Item 12.   Indemnification of Directors and Officers..........................23
Item 13.   Financial Statements and Supplementary Data........................24
Item 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...........................................24
Item 15.   Financial Statements and Exhibits..................................24

Item 1. Business


      Franklin Street Partners Limited Partnership (the "Partnership") was formed as a Massachusetts general partnership in January 1997 as the successor to a Massachusetts general partnership, that was formed in 1981 and known as Franklin Street Partners, and subsequently formed as a Massachusetts limited partnership in February 1997. The Partnership holds a 99% interest in FSP Investments LLC, a Massachusetts limited liability company ("FSP Investments"), a 99% interest in FSP Property Management LLC, a Massachusetts limited liability company ("FSP Property Management"), and a 100% interest in FSP Holdings LLC, a Delaware limited liability company ("FSP Holdings").


      FSP Investments acts as a real estate investment firm and broker/dealer with respect to (a) the organization of investment vehicles which are typically syndicated through private placements exempt from registration under the Securities Act of 1933 ("Sponsored Entities"), some of which are limited partnerships (the "Sponsored Partnerships") and some of which are corporations intended to qualify for tax purposes as real estate investment trusts (the "Sponsored REITs"), (b) the acquisition of real estate by the Sponsored Entities and (c) the sale of equity interests in the Sponsored Entities. FSP Investments derives revenue from commissions received in connection with the sale of equity interests in the Sponsored Entities. FSP Investments also derives revenue from acquisition fees paid by the Sponsored Entities for the services of FSP Investments in identifying, inspecting and negotiating to purchase real properties on behalf of the Sponsored Entities. FSP Investments is a registered broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.


      Between June 1997 and June 2000, FSP Investments completed the offerings of limited partnership interests in 14 Sponsored Partnerships. The sole general partner of each of the Sponsored Partnerships is FSP Holdings. On April 1, 1997, FSP Holdings acquired the general partnership interest in four additional Sponsored Partnerships (the "Prior Entities"), each of which had been organized by the executive officers of the general partner of the Partnership prior to the formation of the Partnership while they were employed by another entity. The general partner of the Partnership is FSP General Partner LLC, a Massachusetts limited liability company (the "General Partner"). The members of the General Partner and their respective ownership interests therein are George J. Carter (33.94%), R. Scott MacPhee (30.66%), Richard R. Norris (21.40%), William W. Gribbell (11.36%), Barbara J. Corinha (1.60%), Melissa G. Mucciaccio (0.67%), Janet P. Notopoulos (0.26%) and Patricia A McMullen (0.11%). The General Partner has no other business other than acting as general partner of the Partnership. The executive officers of the General Partner devote all of their business activities to the Partnership and its subsidiaries.

      Between June 2000 and December 31, 2000, FSP Investments completed the offerings of preferred stock in three Sponsored REITs. The Partnership expects that future Sponsored Entities will be Sponsored REITs. Effective January 1, 2001, one of the Sponsored Partnerships converted from a Partnership to a Sponsored REIT. Accordingly, as of January 1, 2001, there were 21 Sponsored Entities, of which 17 were Sponsored Partnerships and four were Sponsored REITs.


      Each Sponsored Entity sold its equity interests only to "accredited investors'" within the meaning of Regulation D under the Securities Act. The Sponsored Entities (other than a Prior Entity that conducted its offering pursuant to a registration statement on Form S-11) conducted their offerings pursuant to exemptions from registration under Rule 506 of Regulation D and
Section 4(2) of the Securities Act. The Sponsored Entities issued equity interests for aggregate gross cash proceeds of $277,100,000. Each Sponsored Entity holds a single real property. FSP Property Management provides property management services to each Sponsored Entity.


      Pursuant to mergers effective January 1, 1999, January 1, 2000 and October 1, 2000, respectively, the Partnership acquired 17 Sponsored Partnerships. In connection with these mergers, the Partnership issued units of its limited partnership interest (the "Units") to the limited partners of the Sponsored Partnerships. The mergers that were effective January 1, 1999 were approved by a vote of limited partners of the Partnership. Neither the Partnership's governing documents nor applicable state law required the approval of the limited partners of the Partnership for the mergers that were effective January 1, 2000 and October 1, 2000. Each merger was approved by a vote of the limited partners of the applicable Sponsored Partnerships. Pursuant to the mergers, limited partners in the Sponsored Partnerships exchanged an interest in a finite-life entity for an interest in an infinite-life entity. As a result of the mergers, FSP Holdings is the sole general partner of each Sponsored Partnership that was acquired and the Partnership is the sole limited partner of each such Sponsored Partnership. Accordingly, the Partnership owns, directly and indirectly, 100% of the interest in the 17 Sponsored Partnerships, each of which owns real property. Reference in this registration statement to the Partnership's properties means the real properties owned by these 17 Sponsored Partnerships. The four Sponsored REITs have not been acquired by the Partnership and continue to operate as independent entities.

      FSP Property Management provides property management services to each Sponsored Entity and receives fee income from those Sponsored Entities that have not been acquired by the Partnership. FSP Property Management does not receive any rental income.


      FSP Holdings acts as the general partner of each Sponsored Partnership.


      The Partnership has two principal sources of revenue:


      o Investment banking income consisting of brokerage commissions, property acquisition, loan origination and other fees in connection with the organization and offering of Sponsored Entities.

      o     Rental income from the real properties it owns.


      The Partnership's investment objective is to increase the cash available for distribution to its partners by increasing its revenue from investment banking services and rental income. The Partnership expects that, through FSP Investments, it will continue to organize and cause the offering of Sponsored Entities in the future and that it will continue to derive investment banking income from such activities. The Partnership also expects that in the future it will acquire additional real properties, either on its own behalf for cash (although it has not to date done so) or through the acquisition by merger of all the equity interest in Sponsored Entities through the issuance of Units of limited partnership interest. The Partnership may sell from time to time the real properties it owns as market conditions warrant (although it has not to date done so) and either distribute the proceeds to its partners or retain some or all of such proceeds for investment in real properties or other Partnership activities. The Partnership may acquire real properties in any geographic area of the United States and of any property type. Of the 17 properties the Partnership owns, four are apartment complexes, 11 are office buildings and two are industrial; four of these properties are located in Texas, three properties are located in Massachusetts, three properties are located in northern California, two properties are located in Maryland, and one property is located in each of southern California, Louisiana, Michigan, North Carolina and South Carolina. See Item 3 hereof. The Partnership has no restrictions on the percentage of its assets that may be invested in any one real property. The Partnership acquires its properties primarily for their rental income but seeks to manage its properties with a goal of increasing their value.

      The Partnership relies on the following principles in selecting real properties for acquisition by a Sponsored Entity or the Partnership:


o Buying investment properties at a price which produces value for investors and avoiding overpaying for real estate merely to outbid competitors.

o Buying properties with excellent location with substantial infrastructure in place around them and avoiding investing in locations where the construction of such infrastructure is speculative.

o Buying properties that are well-constructed and designed to appeal to a broad base of users and avoiding properties where quality has been sacrificed to cost savings in construction or which appeal only to a narrow group of users.

o Aggressively managing, maintaining and upgrading a property and refusing to neglect or undercapitalize management, maintenance and capital improvement programs.

o Having the ability to hold properties through down cycles and avoiding overleveraging properties and placing them at risk of foreclosure.


      The Partnership acquires and operates its real properties on an unleveraged basis not subject to any mortgage loans. The Partnership has a revolving line of credit that provides for borrowings of up to $53,000,000. The Partnership has drawn on this line of credit, and intends to draw on this line of credit in the future, only to obtain funds for the purpose of making interim mortgage loans to Sponsored Entities. The Partnership's policy is to cause these loans to be secured by a first mortgage of the real property (which may be of any type) owned by the Sponsored Entity. The Partnership makes these loans to enable a Sponsored Entity to acquire real property prior to the consummation of the offering of its equity interests, and the loan is repaid out of the offering proceeds. The Partnership has no restriction on the percentage of its assets that may be invested in any single mortgage. The Partnership receives revenue from origination fees and interest in connection with such mortgage loans. The interest the Partnership charges is at the same rate as the interest payable by the Partnership from time to time under its line of credit. The origination fees the Partnership charges range from approximately 4% to approximately 7% of the principal amount of the loan.

      The Partnership's policy is not to invest in the securities of other issuers except short-term investments in money market funds and similar securities and the holding of a nominal interest in Sponsored REITs for the purpose of facilitating the organization and operation of such Sponsored REITs. The Partnership does not expect to receive any material amounts of revenue from its nominal interest in any Sponsored REITs.

      The Partnership's policy is not to issue senior securities, borrow money (except as described above), make loans to other persons (except as described above), invest in the securities of other issuers for the purpose of exercising control, underwrite the securities of other issuers (except that FSP Investments expects to continue to sell interests in Sponsored Entities on a best efforts basis in offerings exempt from registration under the Securities Act) or offer securities in exchange for property. The Partnership expects that it will engage in the purchase and sale of real estate investments as market conditions warrant. The Partnership may repurchase or otherwise reacquire its securities. The Partnership's policy is to deliver annual reports to each partner, including financial statements certified by independent public accountants.

      Any of the Partnership's policies may be changed at any time by the General Partner without the consent of the limited partners.

      With respect to its investment banking and brokerage business, the Partnership faces competition for the investment dollars of potential purchasers of the Sponsored Entities from every other kind of investment, including stocks, bonds, mutual funds and other real-estate related investments, including REITs. Some of the Partnership's competitors have significantly more resources than the Partnership and are able to advertise their investment products. Because the offerings of the Sponsored Entities are made pursuant to an exemption from registration under the Securities Act, FSP Investments may not advertise the Sponsored Entities or otherwise engage in any general solicitation of investors to purchase interests in the Sponsored Entities.

      With respect to its real estate investments, the Partnership faces competition in each of the markets where the properties are located. See "Financial Information - Management's Analysis and Discussion of Financial Condition and Results of Operations - Trends and Uncertainties" in Item 2 hereof. As of December 31, 2000, each of the Partnership's 17 properties had an occupancy level in excess of 90%.

      The rights, duties and obligations of the General Partner are set forth in the Partnership's Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000, as amended (the "Partnership Agreement"). See Item 11 hereof. The General Partner has the exclusive right to manage the business of the Partnership. The General Partner has no management agreement or other contractual arrangement with the Partnership. The Partnership pays no fees or other compensation to the General Partner or to the Partnership's subsidiaries and affiliates. The General Partner is entitled to reimbursement by the Partnership for its out-of-pocket expenses. No such expenses were reimbursed in the year ended December 31, 2000. The executive officers of the General Partner receive compensation from the Partnership and FSP Investments. See Item 6 hereof.

      The Partnership had 22 employees as of December 31, 2000.


Item 2. Financial Information.

Special Note Regarding Forward-Looking Statements

      This registration statement contains forward-looking financial statements. These statements relate to future events or our future financial performance. In some cases, one can identify forward-looking statements by terminology. For example, "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" or "continue", or the negative of these terms or other comparable terminology, indicate forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, an investor should specifically consider various factors set forth under "Management's Discussion and Analysis - Rick Factors". These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will not update any of the forward-looking statements after the date of this registration statement to conform them to actual results or to changes in our expectations that occur after the date of this registration statement, other than as required by law.

Selected Financial Data


      The following selected financial information is derived from the historical consolidated financial statements of the Partnership. This information should be read in conjunction with "Financial
Information--Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 hereof and with the Partnership's consolidated financial statements and related notes thereto included in Item 13 hereof.


                  FRANKLIN STREET PARTNERS LIMITED PARTNERSHIP
            (dollars in thousands, except per partnership unit data)

                                          Quarter Ended
                                            March 31,                           Year Ended December 31,
                                     -------------------------    -------------------------------------------------------
                                        2001         2000          2000      1999       1998       1997          1996
                                     -------------------------    -------------------------------------------------------
                                     (unaudited)   (unaudited)                                  (unaudited)   (unaudited)
    OPERATING DATA:
    Total revenues................     $12,787       $6,404       $34,793   $18,048   $11,555     $7,203        $  3
    Net income (loss).............       6,124          334        11,706     3,455     1,977        272         (15)

    Basic and diluted net income
    per limited and general
    partnership unit..............       $0.25        $0.02         $0.50     $0.21     $0.17      $0.04         N/A(a)

                                                                                  As of December 31,
                                          As of March 31,        ---------------------------------------------------
                                               2001                2000       1999       1998        1997        1996
                                     -------------------------   ---------------------------------------------------
                                           (unaudited)
    BALANCE SHEET DATA
    (AT PERIOD END):
    Total assets..................           $183,795            $199,483   $176,199   $95,150    $66,117       $71
    Total liabilities.............              4,032              19,280     28,821     1,294      1,639        --
    Total partners' capital.......            179,696             180,140    147,326    93,856     64,478        71

      (a) The Partnership was owned 100% by three general partners in 1996. No units were issued until 1997.


      The 2000, 1999 and 1998 financial statements reflect the operations of various merged Sponsored Partnerships. See Note 4 to the consolidated financial statements of the Partnership and "Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

      The following information should be read in conjunction with the consolidated financial statements included at Item 13.

      The Partnership operates in two business segments: rental operations and investment banking services. FSP Investments provides real estate investment and broker/dealer services that include: (a) the organization of Sponsored REITs in 2000 and Sponsored Partnerships prior to 2000, which were syndicated through private placements; (b) the acquisition of real estate on behalf of the Sponsored Entities; and (c) the sale of preferred stock in Sponsored REITs or limited partnership interests in the Sponsored Partnerships. The following table summarizes property owned by the Partnership for quarter ended March 31, 2001 and the three years ended December 31, 2000, 1999 and 1998.

                                                                 December 31,
                                            March 31,   -------------------------------
                                              2001        2000        1999       1998
                                            ---------   ---------   ---------   -------
      Residential
          Number of Properties............          4           4           4         4
          Number of Apartment Units.......        642         642         642       642

      Commercial
          Number of Properties............         13          13          12         5
          Square Footage..................  1,433,300   1,433,300   1,328,600   405,500

      As described in Note 4 to Financial Statements, the Partnership has consummated three series of mergers. As described above, the Partnership operates in two segments, real estate operations and broker/dealer and real estate investment services. Prior to the consummation of the first series of mergers, the Partnership operated only in the segment of broker/dealer and real estate investment services. The first series of mergers added the real estate operations to the Partnership's business. The nature of the Partnership's business was not changed by the second and third series of mergers.

      The mergers were tax free reorganizations accounted for similar to a pooling of interest, whereby the assets and liabilities of the Sponsored Partnerships were recorded at their historic book values and transaction costs were charged to expenses.


      In each merger the Partnership acquired the operating real estate assets of the Sponsored Partnerships along with other assets and liabilities, including cash, accounts receivable, prepaid expenses, accrued expenses, accounts payable, deposits, and other normal recurring balance sheet items. None of the merged Sponsored Partnerships was subject to debt financing and no debt was assumed or created at the time of the merger. The investors of the merging entities exchanged their interests for an interest in the Partnership. There were no cash payments and no contingent payments.

      The acquisitions have affected the Partnership in two ways: the real estate portfolio is more diverse, both geographically and with respect to property type; and the Partnership has a larger borrowing capacity.


      The following table sets forth the identity of each merged Sponsored Partnership, the date of its merger and the estimated value ascribed to that Partnership.

                                                       Estimated Value
Merged Partnership                 Merger Date         at Merger Date (in thousands)
------------------                 -----------         -----------------------------
Essex Lane                         January 1, 1999     $11,339
FSP Apartment Properties (REATA)   January 1, 1999      12,591
One Technology                     January 1, 1999      11,989
FSP North Andover                  January 1, 1999       9,919
FSP Weslayan Oaks                  January 1, 1999       5,760
FSP Park Seneca                    January 1, 1999      10,126
FSP Santa Clara                    January 1, 1999       7,938
FSP Piedmont                       January 1, 1999      12,435

FSP Silverside                     January 1, 2000      19,063
FSP Hillview                       January 1, 2000      16,814
FSP Telecom                        January 1, 2000       5,328

FSP Southfield Centre              October 1, 2000      16,412
FSP Blue Ravine                    October 1, 2000       6,475
FSP Bollman Place                  October 1, 2000       6,035
FSP Austin N.W.                    October 1, 2000      11,403
FSP Gateway Crossing               October 1, 2000      20,870
FSP Lyberty Way                    October 1, 2000      10,612

      During 2000, the Partnership was issued 100% of the common stock in three Sponsored REITs for nominal consideration in connection with the organization of such Sponsored REITs. Additionally, the Partnership's general partner interest in one Sponsored Partnership was exchanged for the common stock in a newly formed Sponsored REIT, in connection with this Sponsored Partnership's reorganization from a limited partnership to a REIT on January 1, 2001. The Partnership's cost of its investment in the Sponsored REITs approximates its share of the underlying equity in the net assets of the REITs. The Partnership's share of the Sponsored REITs' earnings, after deducting preferred stock dividends paid or accrued, was not material for the year ended December 31, 2000.


      The Sponsored REITs have issued both common stock and preferred stock. The common stock is owned solely by the Partnership and the preferred stock is owned by unaffiliated investors. Each Sponsored REIT was organized to acquire a single real estate property using the proceeds raised through a private offering of its preferred stock. The Sponsored REITs do not contemplate having any long-term financing. Following consummation of the offerings, the preferred shareholders in each of the Sponsored REITs are entitled to 100% of the Sponsored REIT's cash distributions. As a common shareholder, the Partnership has no rights to the Sponsored REIT's regular cash distributions. However, upon liquidation of the Sponsored REITs, the Partnership will be entitled to its percentage interest in any proceeds after the preferred shareholders have recovered their investment. The Partnership's percentage interest in each Sponsored REIT is less than 1%. The affirmative vote of the holders of a majority of the Sponsored REIT's preferred stockholders is required for any actions involving merger, sale of property, amendment to charter or issuance of additional capital stock. In addition, all of the Sponsored REITs allow the holders of more than 50% of the outstanding preferred shares to remove, without cause, and replace one or more members of the REIT's Board of Directors.


Results of Operations

      The following table shows the Partnership's financial data as a percentage of total revenues for the quarters ended March 31, 2001 and 2000 and for the three years ended December 31, 2000, 1999, and 1998 and the variance in dollars between the quarters ended March 31, 2001 and 2000 and between the years ended December 31, 2000 and 1999 and the years ended December 31, 1999 and 1998. See
Note 3 Business Segments of the Consolidated Financial Statements and Supplementary Data for financial information about business segments.

                                                          Financial Data as a Percentage
                                                                of Total Revenues                         Variance in Dollars
                                                    ------------------------------------------  ------------------------------------
                                                    For the Quarter      For the Year Ended     For the Quarter  For the Years Ended
                                                    Ended March 31,         December 31,        Ended March 31,     December 31,
                                                    ---------------    -----------------------  ---------------  -------------------
                                                                                                   2001 and      2000 and   1999 and
                                                     2001     2000     2000     1999     1998        2000          1999       1998
                                                     ----     ----     ----     ----     ----        ----          ----       ----
                                                                                                (in thousands)     (in thousands)
REVENUES:
    Rental income................................    50.7%    96.8%    73.1%    90.4%    94.0%      $  290       $9,119     $5,456
    Syndication and commission income............    45.0%      --     21.8%     4.4%     0.0%       5,753        6,785        789
    Interest and other income....................     4.3%     3.2%     5.1%     5.2%     6.0%         340          841        248
                                                    -----    -----    -----    -----    -----       ------       ------     ------
    Total revenues...............................   100.0%   100.0%   100.0%   100.0%   100.0%       6,383       16,745      6,493
                                                    -----    -----    -----    -----    -----       ------       ------     ------

                                                        Financial Data as a Percentage
                                                              of Total Revenues                         Variance in Dollars
                                                    --------------------------------------    ------------------------------------
                                                    For the Quarter    For the Year Ended     For the Quarter  For the Year Ended
                                                    Ended March 31,       December 31,        Ended March 31,     December 31,
                                                    ---------------   --------------------    ---------------  -------------------
                                                                                                 2001 and      2000 and   1999 and
                                                     2001     2000    2000    1999    1998         2000          1999       1998
                                                     ----     ----    ----    ----    ----         ----          ----       ----
                                                                                              (in thousands)      (in thousands)
EXPENSES:
    Selling, general and administrative..........    24.9%    40.5%   25.2%   28.9%   22.3%          588         3,572      2,648
    Other real estate operating expenses.........    11.0%    22.1%   18.7%   24.5%   26.1%           (4)        2,060      1,417
    Depreciation and amortization................     9.0%    15.3%   12.1%   16.1%   18.2%          170         1,297        793
    Real estate taxes and insurance..............     5.6%    10.8%    7.1%    8.0%    9.5%           24         1,025        347
    Interest expense.............................     1.4%     6.0%    2.5%    1.7%    0.2%         (202)          561        273
    Merger costs.................................      --       --     0.6     1.3%    6.4%           --            (9)      (505)
    Minority interest............................     0.2%     0.1%    0.2%    0.4%    0.2%           17           (12)        42
                                                     ----      ---    ----    ----    ----        ------        ------     ------
    Total expenses...............................    52.1%    94.8%   66.4%   80.9%   82.9%          593         8,494      5,015
                                                     ----      ---    ----    ----    ----        ------        ------     ------
NET INCOME.......................................    47.9%     5.2%   33.6%   19.1%   17.1%       $5,790        $8,251     $1,478
                                                     ====     ====    ====    ====    ====        ======        ======     ======

Comparison Of The Quarter Ended March 31, 2001 To The Quarter Ended March 31, 2000.

      Revenues

      Total revenues increased $6.4 million or 99.7%, to $12.8 million for the quarter ended March 31, 2001, as compared to $6.4 million for the quarter ended March 31, 2000. Income from rental operations was $6.5 million for the quarter ended March 31, 2001 compared to $6.2 million for the quarter ended March 31, 2000.

      The increase in rental income of $290 thousand, or 4.7%, compared to the quarter ended March 31, 2000, is attributable to the acquisition of one commercial property in 2000, which contributed revenues for a full quarter in 2001, as compared with no revenue in 2000.

      The increase in investment services (syndication and commission) income of $5.8 million, compared to the quarter ended March 31, 2000, is attributable to the syndication of two REITs in 2001. There were no syndications of any REITs in the quarter ended March 31, 2000.

      The increase in interest and other income of $340 thousand, or 165%, compared to the quarter ended March 31, 2000 is attributable to interest earned on higher cash balances, cash equivalents and marketable securities and higher average yields in 2001 compared to 2000.

      Expenses

      Total expenses increased $593 thousand, or 9.8%, to $6.7 million for the quarter ended March 31, 2001, as compared to $6.0 million for the quarter ended March 31, 2000.

      The increase in selling, general and administrative expenses of $588 thousand, or 22.7%, compared to the quarter ended March 31, 2000, is attributable to:

      o increased broker commissions and related costs of approximately $1.1 million;

      o     offset by decreased payroll and related expenses of $475 thousand;

      o     offset by decreased other costs of approximately $37 thousand.

      Other real estate operating expenses for the quarter ended March 31, 2001 approximated other real estate operating expenses for the quarter ended March 31, 2000.

      The increase in depreciation and amortization expenses of $170 thousand or 17.3%, compared to the quarter ended March 31, 2000, is primarily attributable to the acquisition of one commercial property in 2000, which incurred costs for a full quarter in 2001, as compared with no costs in 2000;

      Real estate taxes and insurance expenses for the quarter ended March 31, 2001 approximated real estate taxes and insurance expenses for the quarter ended March 31, 2000.

      The decrease in interest expense of $202 thousand, or 52.2%, compared to the quarter ended March 31, 2000, is primarily attributable to lower interest rates and borrowings outstanding for a shorter period of time.

      The minority interest for the quarter ended March 31, 2001 approximated the minority interest for the quarter ended March 31, 2000.

Comparison Of The Year Ended December 31, 2000 To The Year Ended December 31,
1999

      Revenues

      Total revenues increased $16.8 million or 92.8%, to $34.8 million for the year ended December 31, 2000, as compared to $18.0 million for the year ended December 31, 1999. Income from rental operations was $25.4 million for the year ended December 31, 2000.

      The increase in rental income of $9.1 million, or 55.9%, compared to the year ended December 31, 1999, is attributable to:

      o the acquisition of seven commercial properties in 1999, which contributed revenues for a full year in 2000, as compared with a partial year in 1999, resulting in $8.0 million in incremental revenues;

      o the acquisition of one commercial property in 2000, which contributed revenues for a partial year in 2000, as compared with no revenue in 1999, resulting in approximately $600 thousand in incremental revenues;

      o increased revenues of approximately $500 thousand as a result of rent increases and other miscellaneous fees on existing properties.

      The increase in investment services income of $6.8 million, or 859%, compared to the year ended December 31, 1999, is attributable to the syndication of three REITs in 2000 compared to the syndication of one unconsolidated Sponsored Partnership in 1999.

      The increase in interest and other income of $841 thousand, or 89.1%, compared to the year ended December 31, 1999 is attributable to interest earned on higher cash balances, cash equivalents and marketable securities and higher average yields in 2000 compared to 1999.

      Expenses

      Total expenses increased $8.5 million, or 58.2%, to $23.1 million for the year ended December 31, 2000, as compared to $14.6 million for the year ended December 31, 1999.

      The increase in selling, general and administrative expenses of $3.6 million, or 68.4%, compared to the year ended December 31, 1999, is attributable to:

      o increased payroll and related expenses of $3.0 million, of which $2.3 million relates to equity based (non-cash) compensation;

      o increased broker commissions and related costs of approximately $700 thousand;

      o     offset by decreased other costs of approximately $100 thousand.

      The increase in other real estate operating expenses of $2.1 million, or 46.5%, compared to the year ended December 31, 1999, is primarily attributable to the acquisition of seven commercial properties in 1999, which incurred costs for a full year in 2000, as compared with a partial year in 1999.

      The increase in depreciation and amortization expenses of $1.3 million or 44.8%, compared to the year ended December 31, 1999, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a full year in 2000, as compared with a partial year in 1999, resulting in $1.2 million in incremental expenses;

      o the acquisition of one commercial property in 2000, which incurred costs for a partial year in 2000, as compared with no costs in 1999, resulting in approximately $100 thousand in incremental costs;

      The increase in real estate taxes and insurance expenses of $1.0 million or 70.8%, compared to the year ended December 31, 1999, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a full year in 2000, as compared with a partial year in 1999, resulting in approximately $800 thousand in incremental expenses;

      o tax increases on the existing properties of approximately $200 thousand.

      The increase in interest expense of $561 thousand, or 187.6%, compared to the year ended December 31, 1999, is primarily attributable to:

      o the syndication of three REITs in 2000 compared to the syndication of one unconsolidated Sponsored Partnership in 1999.

      Merger costs for the year ended December 31, 2000 approximated merger costs for the year ended December 31, 1999.

      The minority interest for the year ended December 31, 2000 approximated the minority interest for the year ended December 31, 1999.

      Comparison of the Year Ended December 31, 1999 to the Year Ended December 31, 1998

      Revenues

      Total revenues increased $6.5 million or 56.2%, to $18.0 million for the year ended December 31, 1999, as compared to $11.5 million for the year ended December 31, 1998. Income from rental operations was $16.3 million in 1999.

      The increase in rental income of $5.5 million, or 50.2%, compared to the year ended December 31, 1998, is attributable to:

      o the acquisition of two properties (one commercial, one residential) in 1998 which contributed revenues for a full year in 1999, as compared with a partial year 1998, resulting in $2.4 million in incremental revenues;

      o the acquisition of seven commercial properties 1999, which contributed revenues for a partial year in 1999, as compared with no revenue in 1998, resulting in $3.1 million in incremental revenues;

      The increase in investment services income of $789 thousand, compared to the year ended December 31, 1998, is attributable to the syndication of one unconsolidated Sponsored Partnership in 1999. There was no investment services revenue in 1998.

      The increase in interest and other income of $248 thousand, or 35.6%, compared to the year ended December 31, 1998 is attributable to interest earned on higher cash balances and cash equivalents.

      Expenses

      Total expenses increased $5.0 million, or 52.4%, to $14.6 million for the year ended December 31, 1999, as compared to $9.6 million for the year ended December 31, 1998.


      The increase in selling, general and administrative expenses of $2.6 million, or 102.8%, compared to the year ended December 31, 1998, is attributable to:


      o increased payroll and related expenses of approximately $700 thousand;

      o     increased broker commissions and related costs of $1.4 million;

      o     increased other costs of approximately $400 thousand.

      The increase in other real estate operating expenses of $1.4 million, or 47.0%, compared to the year ended December 31, 1998, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a partial year in 1999, as compared with no expenses in 1998, resulting in approximately $400 in incremental costs;

      o the acquisition of two properties in 1998, which incurred costs for a full year in 1999, as compared with a partial year in 1999, resulting in approximately $900 thousand in incremental costs;

      o increased costs of approximately $100 thousand on existing properties.

      The increase in depreciation and amortization expenses of $793 thousand or 37.7%, compared to the year ended December 31, 1998, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a partial year in 1999, as compared with no expense in 1998, resulting in $417 thousand in incremental expenses;

      o the acquisition of two properties in 1998, which incurred costs for a full year in 1999 compared with a partial year in 1998, resulting in $376 thousand in incremental costs;

      The increase in real estate taxes and insurance expenses of $347 thousand or 31.5%, compared to the year ended December 31, 1998, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a partial year in 1999, as compared with no expense in 1998, resulting in $254 thousand in incremental expenses;

      o the acquisition of two properties in 1998, which incurred costs for a full year in 1999 compared with a partial year in 1998, resulting in $251 thousand in incremental costs;

      o     offset by decreased costs of $158 thousand on existing properties.

      The increase in interest expense of $273 thousand, or 1050%, compared to the year ended December 31, 1998, is primarily attributable to the syndication of one unconsolidated Sponsored Partnership in 1999 compared to the syndication of no unconsolidated Sponsored Partnerships in 1998.

      The decrease in merger costs of $505 thousand or 68.6%, compared to the year ended December 31, 1998, is primarily attributable non-recurring valuation fees of $500 thousand incurred in 1998.

      The minority interest for the year ended December 31, 1999 approximated the minority interest for the year ended December 31, 1998.

      Increases in Revenues


      In June 2000, a vacant parcel of land in Peabody, Massachusetts, which was part of the One Technology Drive property, was removed from the lease with Alliant Foodservice, Inc., subdivided and sold for $1,100,000. Alliant Foodservice, Inc. renewed its lease on the remaining land and building for a higher rent than the prior rent on the unsubdivided land and building. In April 2001, the Partnership sold a vacant parcel of land that was part of the Gateway Crossing property in Columbia, Maryland for $515,000. A subdivision and sale of vacant land at the Partnership's Southfield Centre property is possible in the future.

      Effective October 15, 2000, Lucent Technologies extended the term of its lease on the Partnership's property located in Santa Clara, California for five more years. The first year's rent in the amount of $1,571,000 for the new lease is approximately $835,000, or 213%, higher than the previous year's rent.


      Trends and Uncertainties


      The Partnership's properties in most locations benefited from the strong economy and stock market in 2000. While rent increases in the Houston apartment market slowed in 2000 as the market worked through a large inventory of new product, office rents in high-demand markets, like Boston, Austin and Silicon Valley increased, as evidenced by the lease renewals with Alliant Foodservice in the Boston area and Lucent Technologies in Silicon Valley (which lease was subsequently assigned to Agere). The Charlotte and Greenville office markets were less robust with a significant amount of sublease space available.

      Although the Partnership's real estate portfolio is diversified by location, product type and tenancy, it is likely to be affected by deteriorating general economic conditions in 2001. The Partnership's tenancy generally does not include dot.com tenants as major tenants in any buildings. One tenant which is engaged in e-commerce and occupies approximately 11% (7,586 square feet) of the Partnership's Austin, Texas property was acquired by PSINet, which has filed for bankruptcy protection. The Partnership is uncertain what effect the bankruptcy will have on the tenant, which was not included in the filing. As of June 14, 2001 the tenant had not paid the rent due June 1, 2001. In addition, the Partnership has a number of tenants in the telecom and high technology sectors and others whose businesses have slowed or whose stock prices have tumbled. Several tenants have asked to sublet or reduce space. It is likely that some tenants will be unable to pay rent and that some of the buildings will suffer larger vacancies or lower rents in 2001 than in 2000 until the general market conditions change.

      The failure of many dot.com companies has put significant blocks of office space back on the market in some of the Partnership's market areas, particularly in Silicon Valley in California and Austin, Texas. Cutbacks at companies in other industries have led those companies to offer sublease space at below market rents, which has led to a further weakening in rents, larger vacancies and lower prices for competing building space, particularly in Charlotte, North Carolina and Greenville, South Carolina. These factors may affect the Partnership's ability to retain and attract tenants in 2001 and the future. For example, in the Charlotte, North Carolina market, both The Art Institutes and Primary Physicians Care, which are companies that are growing, have given notice that they will purchase their own buildings to take advantage of the opportunities in the Charlotte market. In Greenville, South Carolina, Day & Zimmermann intends to move to the top floor of a new high-rise building for less rent than they have been paying in the Partnership's 1980's building. There are no other major tenants with lease expirations in 2001, but there may be other tenants who fail financially or who attempt to break their leases to take advantage of favorable market conditions.

      In the ordinary course of owning and operating real estate, the potential could exist for the Partnership to dispose of one or more properties in its portfolio. Market conditions in specific geographic locations could present the Partnership with the opportunity to realize significant capital appreciation in an asset's value. The Partnership maintains close attention to market conditions in all geographic locations where its properties are located.

      Liquidity and Capital Resources as of March 31, 2001

      Cash and cash equivalents were $18.0 million and $13.7 million at March 31, 2001 and December 31, 2000, respectively. This 31.4% increase of $4.3 million is attributable to $8.6 million generated by operating activities and $18.8 million generated by investing activities, partially offset by $23.1 million used by financing activities.

      Operating Activities

      The Partnership's cash provided by operating activities of $8.6 million is attributable to $7.3 million from operations, after addback of $1.2 million from non cash expenses primarily depreciation and amortization, and $1.2 million from the decrease in accounts payable and accrued expenses.

      Investing Activities

      The Partnership's cash provided by investing activities of $18.8 million is attributable to the repayment of a $16.5 million loan from a Sponsored REIT and $2.4 million redemption of marketable securities, offset by the purchase of $0.1 million of property and equipment.

      Financing Activities

      The Partnership's cash used by financing activities of $23.1 million is attributable to repayments of the line of credit of $16.5 million and cash distributions to partners of $6.6 million.

      Liquidity and Capital Resources as of December 31, 2000


      Cash and cash equivalents were $13.7 million and $18.5 million at December 31, 2000 and 1999, respectively. This 25.9% decrease of $4.8 million is attributable to $30.7 million used in investing activities partially offset by $14.2 million provided by operating activities and $11.7 million provided by financing activities.

      Investing Activities

      The Partnership's cash used in investing activities of $30.7 million is primarily attributable to:

      o $16.5 million for a loan to a Sponsored REIT which was subsequently repaid in February 2001;

      o     $10.0 million for the purchase of property and equipment; and

      o $5.3 million for the purchase of marketable securities partially offset by proceeds of $1.1 million on the sale of land.

      Operating Activities

      The Partnership's cash provided by operating activities of $14.2 million is primarily attributable to $18.2 million from operations, after addback of $6.5 million from non cash expenses of which $4.2 million relates to depreciation and amortization and $2.3 million relates to equity based compensation.

      The cash provided by operating activities is partially offset by $2.5 million from the decrease in accounts payable and accrued expenses and $1.5 million decrease from a net change in other operating assets and liabilities.

      Financing Activities

      The Partnership's cash provided by financing activities of $11.7 million is attributable to capital contributions of $39.8 million from the sale of partnership units for three of the merged entities and borrowings under the line of credit of $16.5 million;

      The cash provided by financing activities is partially offset by repayments of the line of credit of $23.5 million and cash distributions to partners of $21.0 million.


      Our principal demands for liquidity are cash for operations, distributions to partners, debt repayments and expense associated with indebtedness. As of December 31, 2000 we had $19,280,000 in liabilities and debt obligations. The Partnership has no permanent, long-term debt.

In the near term, liquidity is generated from funds from ongoing real estate operations and fees and commissions received from the sale of shares in new Sponsored REITs.


      The Partnership maintains an unsecured line of credit through Citizens Bank. The Partnership has entered into a Master Promissory Note and Loan Agreement which provides for a revolving line of credit of up to $35 million (increased to $53 million in January 2001). Borrowings under the loan bear interest at either the bank's base rate or a variable LIBOR rate. We use the unsecured line of credit to provide each newly-formed Sponsored Entity with the funds to purchase its property. The Partnership loans the purchase price of the property, at an interest rate equivalent to the rate which the Partnership is paying to the bank, and takes back a mortgage. The Partnership collects a commitment fee from the Sponsored Entity. The loan is paid back in full from the capital contributions of each Sponsored Entity's investors. The Partnership's loan agreement with the bank includes customary restrictions on property liens and requires compliance with various financial covenants. Financial covenants include maintaining minimum cash balances in operating accounts, tangible net worth of at least $105 million (increased to $140 million in January 2001) and compliance with other various debt and income ratios. The Partnership was in compliance with all covenants as of December 31, 2000. Borrowings under the loan agreement mature on February 23, 2003.

      The Partnership had borrowings of $16,500,000 at the bank's base rate of 9.5% as of December 31, 2000. There was a corresponding amount due from related parties at December 31, 2000. As of February 1, 2001, the entire amount of the outstanding loan balance had been repaid in full. However, the Partnership intends to utilize and subsequent to February 1, 2001 has utilized, its line of credit for interim financing in connection with acquisition of real estate by newly-formed Sponsored Entities.

      The Partnership's real properties generate rental income to cover the ordinary, annual operating expenses of the properties and to fund distributions to partners. As of December 31, 2000, the rental income covered the expenses for each of the Partnership's real properties. In addition to rental income, the Partnership maintains cash reserves that may be used to fund extraordinary expenses or major capital expenses. The cash reserves were set aside when the Sponsored Partnerships that the Partnership has acquired were originally syndicated. The cash reserves as of December 31, 2000 (approximately $6.5 million) are in excess of the known needs for extraordinary expenses or capital improvements for the real properties within the next few years. There are no external restrictions on these reserves, and they may be used for any Partnership purpose.

      Although there is no guarantee we will be able to obtain the funds necessary for our future growth, we anticipate generating funds from continuing real estate operations and from fees and commissions from the sale of shares in newly-formed Sponsored Entities. With adequate reserves in place to cover extraordinary expenses or capital improvements, the Partnership believes that it has adequate funds for future needs.

Risk Factors


      THE PARTNERSHIP FACES RISKS IN CONTINUING TO ATTRACT INVESTORS FOR THE SPONSORED ENTITIES.

      The Partnership's investment banking business depends upon continuing to attract purchasers of equity interests in Sponsored Entities. The Partnership's success in this area will depend on the propensity and ability of investors who have previously invested in Sponsored Entities to continue to invest in future Sponsored Entities and on the Partnership's ability to expand the investor pool for the Sponsored Entities by identifying new potential investors.

      THE PARTNERSHIP FACES RISKS IN OWNING AND OPERATING REAL PROPERTY.

      An investment in the Partnership is subject to the risks incident to the ownership and operation of real estate-related assets. These risks include the fact that real estate investments are generally illiquid, which may impact the Partnership's ability to vary its portfolio in response to changes in economic and other conditions, as well as the risks normally associated with:


      o     changes in general and local economic conditions;

      o the supply or demand for particular types of properties in particular markets;

      o     changes in market rental rates;

      o     the impact of environmental protection laws; and

      o     changes in tax, real estate and zoning laws.


      THE PARTNERSHIP FACES RISKS FROM GEOGRAPHIC CONCENTRATION.

      To the extent that the Partnership's portfolio of real properties is concentrated in one or more geographic areas, the Partnership faces risks when economic conditions deteriorate in such areas. The Partnership currently owns two properties, constituting approximately 3.6% of the aggregate space owned by the Partnership, that are located in Silicon Valley, an area in which economic conditions have deteriorated.

      THE PARTNERSHIP COMPETES WITH NATIONAL, REGIONAL AND LOCAL REAL ESTATE OPERATORS AND DEVELOPERS, WHICH COULD ADVERSELY AFFECT THE PARTNERSHIP'S CASH FLOW.

      Competition exists in every market in which the Partnership's properties are located. The Partnership competes with, among others, national, regional and numerous local real estate operators and developers. Such competition may adversely affect the occupancy levels and the rental revenues of the Partnership's properties, which could adversely affect the Partnership's cash flow from operations and its ability to make expected distributions to partners. Some of the Partnership's competitors may have more resources than the Partnership or other competitive advantages. Competition may be accelerated by any increase in availability of funds for investment in real estate. For example, decreases in interest rates tend to increase the availability of funds and therefore can increase competition. The extent to which the Partnership is affected by competition will depend in significant part on local market conditions.

      THERE IS LIMITED POTENTIAL FOR OCCUPANCY GAINS IN THE PARTNERSHIP'S PROPERTIES.

      Each of the properties owned by the Partnership had a rate of occupancy in excess of 90% as of December 31, 2000. The General Partner anticipates that future increases in revenue from the Partnership's properties will be primarily the result of rental rate increases. To the extent that the existing properties continue to operate profitably, this will likely stimulate new development of competing properties and result in greater competition between the newly developed properties and the Partnership's properties.

      THE PARTNERSHIP IS SUBJECT TO POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS, AND THE PARTNERSHIP CANNOT ASSURE YOU THAT IT HAS IDENTIFIED ALL POSSIBLE LIABILITIES.

      Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws may impose liability without regard to whether the owner or operator knew of, or caused, the release of such hazardous substances. The presence of hazardous substances on a property may adversely affect the owner's ability to sell such property or to borrow using such property as collateral, and it may cause the owner of the property to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in the owner incurring substantial liabilities as a result of a claim by a private party for personal injury or a claim by an adjacent property owner for property damage. The Partnership cannot assure you that any environmental assessments it has undertaken have revealed all potential environmental liabilities, that any prior owner or operator of the properties did not create any material environmental condition not known to the Partnership, or that an environmental condition does not otherwise exist as to any one or more of the properties that could have a material adverse effect on the Partnership's financial condition or results of operations. In addition, the Partnership cannot assure you that:


      o future laws, ordinances or regulations will not impose any material environmental liability,


      o the current environmental conditions of the Partnership's properties will not be affected by the condition of properties in the vicinity of such properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to the Partnership, or

      o tenants will not violate their leases by introducing hazardous or toxic substances into the Partnership's properties that could expose the Partnership to liability under federal or state environmental laws.

      THE PARTNERSHIP IS SUBJECT TO COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT AND FIRE AND SAFETY REGULATIONS WHICH COULD REQUIRE THE PARTNERSHIP TO MAKE SIGNIFICANT CAPITAL EXPENDITURES.

      All of the Partnership's properties are required to comply with the Americans With Disabilities Act, and the regulations, rules and orders that may be issued thereunder (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Compliance with ADA requirements might require, among other things, removal of access barriers and noncompliance could result in the imposition of fines by the U.S. government, or an award of damages to private litigants. In addition, the Partnership will be required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Partnership's properties. Compliance with such requirements may require the Partnership to make substantial capital expenditures, which expenditures would reduce cash otherwise available for distribution to partners.

      THE PARTNERSHIP MAY BECOME SUBJECT TO LOSS IN PROFIT OR IN ITS CAPITAL INVESTMENT IN THE EVENT OF THE OCCURRENCE OF AN UNINSURED EVENT.

      The Partnership or its tenants carry comprehensive liability, fire and extended coverage with respect to each of the properties owned by the Partnership, with policy specification and insured limits customarily carried for similar properties. There are, however, certain types of losses, such as from wars, pollution or earthquakes, that may be either uninsurable or not economically insurable (although the properties located in California all have earthquake insurance). Should an uninsured material loss occur, the Partnership could lose both its capital invested in the property and anticipated profits.

      THE LIMITED PARTNERS HAVE NO CONTROL OF THE OPERATIONS OF THE PARTNERSHIP.

      The General Partner will have sole authority for the operation and management of the Partnership. The limited partners will not have a right to participate in management of the Partnership or the decisions of the General Partner relating thereto. The limited partners have no right to remove the General Partner.


      THE LIMITED PARTNERS WILL HAVE NO RIGHT TO TRANSFER THEIR UNITS.

      Until such time as the Units are listed for trading on a national stock exchange, the transfer of any Unit (other than pursuant to the death, incompetency or dissolution of a limited partner) will require the prior written approval of the General Partner, the granting or denying of which is in the General Partner's absolute discretion.

      THERE IS NO PUBLIC TRADING MARKET FOR OUR SECURITIES.


      There is no public trading market for limited partnership interests in the Partnership. The Partnership cannot assure you that any market will develop or that there will be any liquidity in a market for Units in the Partnership.


      LIMITED PARTNERS MAY BE ALLOCATED TAX LIABILITY IN EXCESS OF CASH DISTRIBUTIONS.


      While not anticipated, the limited partners may be allocated net profits such that the resulting tax liability will exceed the cash if any distributed to them by the Partnership in a particular period. Under these circumstances, the limited partners would be required to pay their income tax liabilities associated with their allocable shares of the Partnership's taxable income from sources other than their shares of distributions from the Partnership.


      THERE IS A RISK OF TAX AUDIT.


      There is a possibility that the Partnership will be audited by the Internal Revenue Service. Such an audit could result in an adjustment not only of the Partnership's tax returns but possibly could lead to an audit of the limited partners' personal tax returns with respect to non-Partnership items.


Quantitative and Qualitative Disclosures About Market Risks


      The Partnership was not a party to derivative commodity investments at or during the year ended December 31, 2000. The Partnership's only other financial instruments (as defined by Financial Accounting Standards Board Statement No.
107) are its cash and cash equivalents for which cost approximates market value.

      The Partnership's only indebtedness consists of draws from time to time upon its line of credit. These borrowings bear interest at a variable rate. The Partnership uses the funds it draws on its line of credit only for the purpose of making interim mortgage loans to Sponsored Entities. These mortgage loans bear interest at the same variable rate payable by the Partnership under its line of credit. Therefore, the Partnership believes that it has mitigated its interest rate risk with respect to its borrowings.


Item 3. Properties.

      Set forth below is information regarding our properties:

                                                                     Approx.                    Approx.
                              Purchase       Date of     Number      Square     Occupancy      Number of
Property Location               Price       Purchase    of Units      Feet       12/31/00       Tenants      Major Tenant(s)(1)
------------------------------------------------------------------------------------------------------------------------------
APARTMENTS
------------------------------------------------------------------------------------------------------------------------------
3919 Essex Lane                $10,100,000   6/30/93      135          118,800     over 95%       135            None - Apts.
Houston, TX

3231 Allen Parkway             $10,700,000   8/11/94      159          129,000     over 95%       159            None - Apts.
Houston, TX

4041 Weslayan & Law             $4,200,000   4/29/97       84           70,500     over 95%        84            None - Apts.
Houston, TX

7250 Perkins Road              $18,000,000  10/16/98      264          223,800     over 95%       264            None - Apts.
Baton Rouge, LA

------------------------------------------------------------------------------------------------------------------------------
Total Apartments               $43,000,000                642          542,100
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
OFFICE
------------------------------------------------------------------------------------------------------------------------------

451 Andover Street              $8,000,000   6/1/96                     92,000     over 95%        40               Pentucket
North Andover, MA                                                                                                     Medical

1515 Mockingbird Lane           $6,850,000   7/1/97                    110,600     over 95%        80                 The Art
Charlotte, NC                                                                                                     Institutes,
                                                                                                                      Primary
                                                                                                              Physicians Care

33 & 37 Villa Road             $10,550,000   3/1/98                    143,800     over 90%        40        Day & Zimmermann
Greenville, SC

4995 Patrick Henry Dr.          $6,800,000   12/1/97                    40,300         100%       one                   Agere
Santa Clara, CA

678-686 Hillview Drive          $4,862,500   3/9/99                     36,300         100%       one                 Headway
Milpitas, CA                                                                                                     Technologies

5751-5771 Copley Drive         $15,400,000   3/12/99                   101,700         100%      three           XO, Tiernan,
San Diego, CA                                                                                                        Nextel &
                                                                                                                   Allegiance

81 Blue Ravine                  $5,700,000   9/27/99                    47,000         100%       one         Cardinal Health
Folsom, CA

18000 W. Nine Mile Rd.         $14,950,000   9/30/99                   212,500     over 90%       four                    IBM
Southfield, Michigan

11211 Taylor Draper Lane       $10,000,000  12/29/99                    68,600         100%       six                Columbia
Austin, Texas                                                                                                  Universal Life
                                                                                                                Insurance Co.

7130-7150 Columbia             $19,850,000  12/20/99                   188,800         100%      eight               Columbia
Gateway Dr.                                                                                                          National
Columbia, MD

10 Lyberty Way                  $9,100,000   5/23/00                   104,700         100%       one                  Lucent
Westford, MA                                                                                                     Technologies

------------------------------------------------------------------------------------------------------------------------------
Total Office                  $112,062,500                           1,146,300
------------------------------------------------------------------------------------------------------------------------------

                                                                     Approx.                    Approx.
                              Purchase       Date of     Number      Square     Occupancy      Number of
Property Location               Price       Purchase    of Units      Feet       12/31/00       Tenants      Major Tenant(s)(1)
------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL
------------------------------------------------------------------------------------------------------------------------------

One Technology Dr.              $9,175,000   12/1/95                   188,000         100%       one                 Alliant
Peabody, MA                                                                                                       Foodservice

8730 Bollman Place              $5,600,000  12/14/99                    99,000         100%       one                 Alliant
Savage (Jessup), MD                                                                                               Foodservice

------------------------------------------------------------------------------------------------------------------------------
TOTAL INDUSTRIAL               $14,775,000                             287,000
------------------------------------------------------------------------------------------------------------------------------

GRAND TOTAL                   $169,837,500                642        1,975,400

------------------------------------------------------------------------------------------------------------------------------

(1) Major tenants are tenants who occupy 10% or more of the space in a particular property.


      The Partnership has no material undeveloped or unimproved properties. In the opinion of the General Partner, the Partnership's properties are adequately covered by insurance.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

      Principal Equity Owners


      The general partner of the Partnership is FSP General Partner LLC, a Massachusetts limited liability company (the "General Partner"). The following table sets forth information regarding the beneficial ownership of our limited partnership interests as of January 1, 2001 of: (1) each person known by us to own beneficially five percent or more of our outstanding limited partnership interests; (2) each of our directors and executive officers; and (3) all of our directors and executive officers as a group. The Partnership is managed by the General Partner, whose managing member is George J. Carter. Accordingly, the General Partner and Mr. Carter are treated as directors of the Partnership, and the executive officers of the General Partner are treated as executive officers of the Partnership. Mr. Carter holds the 1% interest in FSP Investments and FSP Property Management not held by the Partnership. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to our knowledge, sole voting and investment power with respect to the Units beneficially owned, subject to community property laws where applicable.

Units of Limited Partnership
Interest Beneficially Owned
or Into Which Securities are
Convertible(1)

Name of Holder                                     Number           Percent
---------------------------------------------------------------------------
George J. Carter(2)                                383,719            1.63%

Richard R. Norris(2)(3)                             27,112            *

R. Scott MacPhee(2)                                 18,036            *

William W. Gribbell(2)                               9,068            *

Barbara J. Corinha(2)                                5,000            *

Janet P. Notopoulos(2)                               5,000            *
                                                   -------            ----
All Executive Officers as a Group
     (consisting of 6 persons)(2)                  447,935            1.91%
                                                   =======            ====

   * Less than one percent.

(1) There are no securities convertible into Units of limited partnership interest.

(2) FSP General Partners LLC owns 948,499.2 units of general partnership interest in the Partnership, which equals a 3.88% interest in the cash distributions, profits and losses of the Partnership. Mr. Carter, who may be deemed to be a director of the Partnership, is the managing member of the General Partner and each of the other executive officers of the Partnership is a member of the General Partner.

(3) Includes 13,556 Units owned by the Richard R. Norris Living Trust, and 13,556 Units owned by the Karen C. Norris Living Trust which Mr. Norris may be deemed to beneficially own. Excludes 5,664 Units owned by Gretchen
      D. Norris as to which Mr. Norris has power of attorney but as to which Mr. Norris disclaims beneficial ownership.

Item 5. Directors and Executive Officers.

      Directors and Officers


      The Partnership has no individual directors or executive officers. The general partner of the Partnership is FSP General Partner LLC (the "General Partner"). Information regarding the executive officers of the General Partner is set forth below:

      George J. Carter, age 52, is President of the General Partner and is responsible for all aspects of the business of the Partnership and its affiliates, with special emphasis on the evaluation, acquisition and structuring of real estate investments. From 1992 through 1996 he was President of Boston Financial Securities, Inc. ("Boston Financial"). Prior to joining Boston Financial, Mr. Carter was owner and developer of Gloucester Dry Dock, a commercial shipyard in Gloucester, Massachusetts. From 1979 to 1988, Mr. Carter served as Managing Director in charge of marketing of First Winthrop Corporation, a national real estate and investment banking firm headquartered in Boston, Massachusetts. Prior to that, he held a number of positions in the brokerage industry including those with Merrill Lynch & Co. and Loeb Rhodes & Co. Mr. Carter is a graduate of the University of Miami (B.S.). Mr. Carter is a NASD General Securities Principal (Series 24) and holds a NASD Series 7 general securities license.


      Barbara J. Corinha, age 44, is the Vice President, Chief Operating Officer, Treasurer and Secretary of the General Partner. In addition, Ms. Corinha has as her primary responsibility, together with Mr. Carter, the management of all operating business affairs of the Partnership and its affiliates. From 1993 through 1996, she was Director of Operations for the private placement division of Boston Financial. Prior to joining Boston Financial, Ms. Corinha served as Director of Operations for Schuparra Securities Corp. and as the Sales Administrator for Weston Financial Group. From 1979 through 1986, Ms. Corinha worked at First Winthrop Corporation in administrative and management capacities; including Office Manager, Securities Operations and Partnership Administration. Ms. Corinha attended Northeastern University and the New York Institute of Finance. Ms. Corinha is a NASD General Securities Principal (Series 24). She also holds other NASD supervisory licenses including Series 4 and Series 53, and a NASD Series 7 general securities license.


      R. Scott MacPhee, age 43, is an Executive Vice President of the General Partner and has as his primary responsibility the direct equity placement of the Sponsored Entities. From 1993 through 1996 he was an executive officer of Boston Financial. From 1985 to 1993 Mr. MacPhee worked at Winthrop Financial Associates. Mr. MacPhee attended American International College. Mr. MacPhee holds a NASD Series 7 general securities license and is a registered investment adviser.

      Richard R. Norris, age 57, is an Executive Vice President of the General Partner and has as his primary responsibility the direct equity placement of the Sponsored Entities. From 1993 through 1996 he was an executive officer of Boston Financial. From 1983 to 1993 Mr. Norris worked at Winthrop Financial Associates. Prior to that, he worked at Arthur Young & Company (subsequently named Ernst & Young through a merger). Mr. Norris is a graduate of Bowdoin College (B.A.) and Northeastern University (M.S.). Mr. Norris holds a NASD Series 7 general securities license and is a registered investment adviser.

      William W. Gribbell, age 41, is an Executive Vice President of the General Partner and has as his primary responsibility the direct equity placement of the Sponsored Entities. From 1993 through 1996 he was an executive officer of Boston Financial. From 1989 to 1993 Mr. Gribbell worked at Winthrop Financial Associates. Mr. Gribbell is a graduate of Boston University (B.A.). Mr. Gribbell holds a NASD Series 7 general securities license and is a registered investment adviser.


      Janet Prier Notopoulos, age 53, is a Vice President of the General Partner, President of FSP Property Management LLC and has as her primary responsibility the oversight of the management of the real estate assets of the Partnership and its affiliates. Prior to joining Franklin

Street Partners in 1997, Ms. Notopoulos was a real estate and marketing consultant for various clients. From 1975 to 1983, she was Vice President of North Coast Properties, Inc., a Boston real estate investment company. Between 1969 and 1973, she was a real estate paralegal at Goodwin, Procter & Hoar. Ms. Notopoulos is a graduate of Wellesley College (B.A.) and the Harvard School of Business Administration (M.B.A).


      Each of the above persons other than Ms. Notopoulos began working for the Partnership at its inception in 1997. Ms. Notopoulos was employed as a consultant by the Partnership commencing in March 1997 and became a full-time employee on January 1, 1998.


Item 6. Executive Compensation.


      The General Partner of the Partnership is entitled to receive 3.88% of all cash distributions of the Partnership.

      The following table sets forth the cash and non-cash compensation for each of the last three fiscal years, awarded or accrued, to the Partnership's Chief Executive Officer and the other four most highly compensated executive officers.


                                                          Annual Compensation
                                             -----------------------------------------------
                                                                                Other                   All
                                               Annual                           Annual                 Other
Name and                                       Salary         Bonus         Compensation (1)      Compensation (2)
Principal Position                 Year         ($)            ($)               ($)                    ($)
----------------------------       ----      ----------------------------------------------------------------------
George J. Carter                   2000       120,000        40,746                                1,703,770(3)
President and CEO                  1999       120,000        80,000                                    6,000(4)
                                   1998       120,000        30,000

Richard R. Norris                  2000                       5,453          1,545,750               233,190(5)
Executive VP                       1999                                        849,330                 6,000(4)
                                   1998                                        643,240

R. Scott MacPhee                   2000                       4,329            981,338               186,360(6)
Executive VP                       1999                                        849,533                 6,000(4)
                                   1998                                        643,240

William W. Gribbell                2000                       2,176            701,358                96,680(7)
Executive VP                       1999                                        404,822                 6,000(4)
                                   1998                                        342,287

Barbara J. Corinha                 2000        60,000       161,200                                   56,000(8)
Chief Operating Officer            1999        50,000       125,000                                    6,000(4)
                                   1998        45,000       105,000

(1) Consists of brokerage commissions paid by FSP Investments in respect of the sale of securities by Sponsored Entities.

(2) All executive officers were issued Units, valued at $10 per Unit, in April 2000 as part of their annual compensation. The valuation of $10 per Unit was determined in good faith by the General Partner. The value of $10 had been ascribed to each Unit in connection with the mergers that were effective January 1, 2000, and no material changes in the financial condition or results of the Partnership had occurred between that date and April 1, 2000.
(3) Includes $1,697,770 in Units and a $6,000 Partnership Contribution to a Simple IRA.
(4)   Represents Partnership contributions to Simple IRA plan.
(5) Includes $227,190 in Units and a $6,000 Partnership Contribution to a Simple IRA.
(6) Includes $180,360 in Units and a $6,000 Partnership Contribution to a Simple IRA.
(7) Includes $90,680 in Units and a $6,000 Partnership Contribution to a Simple IRA.
(8) Includes $50,000 in Units and a $6,000 Partnership Contribution to a Simple IRA.

Item 7. Certain Relationships and Related Transactions.


      Messrs. Carter, MacPhee, Norris and Gribbell and Mses. Corinha and Notopoulos, each of whom is an executive officer of the Partnership, are executive officers and, except for Ms. Notopoulos, directors of each of the Sponsored REITs. Messrs. Carter, MacPhee, Norris and Gribbell serve as executive officers of the general partner of the Sponsored Partnerships. None of such persons received any remuneration from the Sponsored Entities for such service.

      FSP Investments has provided syndication and real estate acquisition advisory services for the Sponsored REITs in 2000 and Sponsored Partnerships prior to 2000. Transactions with merged Sponsored Partnerships have been eliminated in the Partnership's consolidated financial statements. Fees from non-consolidated related entities for property acquisition services amounted to approximately $1,581,000, $348,000 and $0 for the years ended December 31, 2000, 1999 and 1998, respectively. Sales commissions earned for the sale of Sponsored REIT preferred shares in 2000 and partnership units in one Sponsored Partnership in 1999 amounted to approximately $4,036,000, $443,000 and $0 for the years ended December 31, 2000, 1999 and 1998 respectively.

      The Partnership has also provided interim financing for the purchase of certain Sponsored REIT properties prior to completion of the Sponsored REITs private equity offerings. Financing commitment fees earned by the Partnership from the Sponsored REITs totaled approximately $1,952,000 for the year ended December 31, 2000. Interest income charged to the Sponsored REITs amounted to approximately $497,000 for the year ended December 31, 2000. The Partnership received no interim financing fees or interest in 1999 or 1998.

      Management fees charged to the merged Sponsored Partnerships have been eliminated in the Partnership's consolidated financial statements. Total property management fee income from non-consolidated entities amounted to approximately $112,000, $16,000 and $0 for the years ended December 31, 2000, 1999 and 1998 respectively. Property management fees range from 1% to 5% of collected rents.

      Aggregate fees charged to the Sponsored Entities, which were eliminated in the Partnership's consolidated financial statements, amounted to approximately $6,176,000, $8,113,000 and $2,886,000 for the years ended December 31, 2000,
1999 and 1998, respectively.

      At December 31, 2000, the Partnership had an interim financing note receivable due from a Sponsored REIT. The note earned interest at 9.5% and was paid in full upon closing of the Sponsored REIT's private equity offering in February 2001.

      The Partnership was organized in January 1997 by Messrs. Carter, MacPhee, Norris and Gribbell. In connection with the initial equity funding of the Partnership, they received general partnership interests in the Partnership that were entitled in the aggregate to 50% of the Partnership's cash distributions, profits and losses. Such interest is currently held through their membership interests in the General Partner and aggregates less than 4%.

      The Partnership pays no fees or other compensation to the General Partner.


Item 8. Legal Proceedings.


      There are no material legal proceedings to which the Partnership is a party. The Partnership from time to time may be involved in suits relating to the real properties it owns for liability for slips and falls, damage to automobiles in parking garages, minor theft or similar matters. Most of these suits are covered by insurance. In addition, in the ordinary course of business, the Partnership may become involved in litigation to collect rents or other income due to it from tenants.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.


      There is no established public trading market for the Partnership's Units of limited partnership interest.

      As of December 31, 2000, there were 743 holders of record of Units limited partnership interest in the Partnership. This computation is based upon the number of record holders reflected in our corporate records.

      Set forth below are the distributions per Unit that the Partnership has made in respect of each quarter in the last two fiscal years.


                                              Amount Per Limited and
                      Quarter Ended            General Partner Unit
                          3/31/99                      $0.20
                          6/30/99                      $0.21
                          9/30/99                      $0.22
                         12/31/99                      $0.23
                          3/31/00                      $0.24
                          6/30/00                      $0.25
                          9/30/00                      $0.26
                         12/31/00                      $0.27
                          3/31/01                      $0.28

Item 10. Recent Sales of Unregistered Securities.


      On April 1, 2000, the Partnership issued 230,000 Units of limited partnership interest as compensation to its executive officers pursuant to an exemption from registration under Section 4(2) of the Securities Act. Effective October 1, 2000, the Partnership acquired six Sponsored Entities through merger. In connection with these mergers, the Partnership issued 7,204,716 Units of limited partnership interest to the limited partners of those Sponsored Entities. Effective January 1, 2000, the Partnership acquired three Sponsored Entities though merger. In connection with these mergers, the Partnership issued 4,999,972 Units of limited partnership interest to the limited partners of those Sponsored Entities. Effective January 1, 1999, the Partnership acquired eight Sponsored Entities through mergers. In connection with these mergers, the Partnership issued 11,999,907 Units of limited partnership interest to the limited partners of those Sponsored Entities. The Partnership issued the Units in each of these mergers pursuant to exemptions from registration under Rule 506 of Regulation D and Section 4(2) of the Securities Act. The Partnership bases its belief that such transactions had the benefit of these exemptions on the fact that no general solicitation was conducted and on information furnished in investor questionnaires, and representations made, by the limited partners of each acquired Sponsored Entity as to their status as accredited investors.


Item 11. Description of Registrant's Securities to be Registered.


      Distributions of cash from the Partnership, if any, will be made within 90 days following the end of each fiscal quarter on the basis of the number of Units in the Partnership held by each partner. As of December 31, 2000, the holders of Units of limited partnership interest in the Partnership were entitled in the aggregate to receive 96.12% of cash distributions. The net proceeds available for distribution upon liquidation of the Partnership will be distributed, after adjusting the partners' capital accounts to reflect any gain or loss in connection with the event, to and among the partners having positive balances in their respective capital accounts, in the proportions that such positive capital accounts bear to each other.

      Net profits and losses will generally be allocated on the basis of the number of Units owned by each partner. Net profits from sale or other disposition of all or any portion of the Partnership's property or upon liquidation of the Partnership will be allocated, first, to partners having negative capital account balances in proportion to and to the extent of such balances and, second, to the partners in such proportions and amounts as would result in the respective capital account balance of each partner equaling, as nearly as possible, such partner's share of the then fair market value of the Partnership's assets reduced by the amount of all of the Partnership's liabilities (the "Partnership Capital") determined by calculating the amount such partner would receive if the Partnership Capital were distributed to the partners based on the number of units of partnership interest owned by each of them. Net losses from sale or other disposition of all or any portion of the Partnership's property or upon liquidation of the Partnership will be allocated, first, to partners with positive capital account balances in the respective amounts of such balances (except that if the amount of net losses to be allocated is less than the sum of the capital account balances of all partners having positive capital account balances, then the net losses will be allocated to the partners in such proportions and in such amounts as would result in the respective capital account balance of each partner equaling, as nearly as possible, such partner's share of the then Partnership Capital determined by calculating the amount such partner would receive if the Partnership Capital were distributed to the partners based on the number of units of partnership interest owned by each of them) and, second, pro rata to the partners in accordance with the number of units of partnership interest held by each of them. The Partnership Agreement also contains a number of special allocation provisions, including provisions relating to the allocation of deductions attributable to any nonrecourse indebtedness the Partnership may incur. The Partnership Agreement contains no restrictions on the Partnership's ability to incur indebtedness except that no such indebtedness may provide for the personal liability of any limited partner.

      The General Partner has the exclusive right to manage the business of the Partnership. The holders of Units of limited partnership interest have no right to take part in management, do not have any voice in the operations of the Partnership and have no right to remove the General Partner or approve the admission of a new General Partner. Each holder of Units of limited partnership interest:


      o shares in accordance with the Partnership Agreement in all charges, credits and distributions;

      o has access to books and records at all reasonable times and on reasonable notice at the office of the Partnership;


      o has a right to receive from the General Partner income tax information; and

      o has the right to vote on certain proposed amendments to the Partnership Agreement.

      The General Partner and a majority in interest of the holders of Units of limited partnership interest may, subject to the various limitations set forth in Sections 4.11 and 8.04 of the Partnership Agreement, at any time amend the Partnership Agreement. The General Partner may also send notice in writing of any proposed amendment to the holders of Units of limited partnership interest not less than 30 days prior to the proposed effective date of such amendment. If the holders of Units of limited partnership interest then owning 20% or more of all of the Units of limited partnership interest give notice in writing to the General Partner prior to such proposed effective date stating that they object to such proposed amendment, then such proposed amendment may not be adopted without the vote or written consent of the holders of a majority of the Units of limited partnership interest. If such notice is not given by the requisite percentage, such proposed amendment will become effective without any further act on the part of the holders of Units of limited partnership interest.

      The General Partner, without the consent or approval of the holders of Units of limited partnership interest, may make certain amendments to the Partnership Agreement or to add to its duties or surrender any of its rights or powers, or to cure ambiguities or inconsistencies in the Partnership Agreement.


      In addition, the General Partner, without the consent or approval of the holders of Limited Partnership interest, may amend appropriate provisions of the Partnership Agreement if the Partnership is advised at any time by its legal counsel that the allocations of profits and loses provided in the Partnership Agreement are unlikely to be respected for federal income tax purposes, either because of the promulgation and adoption of regulations under Section 704 of the Internal Revenue Code or other developments in applicable law. In making any such amendment, the General Partner is required to use its best efforts to effect as little change in the economic tax arrangement among the partners as it shall determine in its sole discretion to be necessary to provide for allocations of profits and losses which it believes will be respected for federal income tax purposes.

      Finally, the General Partner may, without the consent or approval of the holders of Units of limited partnership interest, amend the Partnership Agreement from time to time, including amending and restating it, in any manner as the General Partner, in its sole discretion, deems necessary or appropriate in connection with establishing, or taking steps to establish, a public market for the Units of limited partnership interest in the Partnership; provided, however, that no such amendment may:


      o increase the amount of capital contributions required to be made by any holder of Units of limited partnership interest;

      o increase the liability for any holder of Units of limited partnership interest; or

      o affect the method of allocation of cash distributions among holders of Units of limited partnership interest.


      Until such time as the Units of limited partnership interest are listed for trading on a national stock exchange, transferability of the Units is limited and is subject to the prior written approval of the General Partner (except in the case of assignments occurring pursuant to the death, incompetency or dissolution of a limited partner), the granting or denying of which is in the General Partner's absolute discretion. In addition, no transfer or assignment of a Unit of limited partnership interest may be made if counsel for the Partnership shall be of the opinion that such transfer or assignment may not be effected without registration under the Securities Act or would result in a violation of applicable state securities laws. Any assignment must be executed by the assignor and assignee on a form satisfactory to the General Partner and its terms must not contravene those set forth in the Partnership Agreement. The assignee of any Unit of limited partnership interest has certain rights of ownership, including the right to receive dividends, but may become a substitute limited partner only upon meeting certain conditions, including the execution of an agreement to be bound by the Partnership Agreement and a power of attorney authorizing the General Partner to act in his or her behalf in connection with certain affairs of the Partnership. An assignee who does not become a substitute limited partner will have none of the rights and powers of a limited partner under the Partnership Agreement and applicable state law.

      The Partnership Agreement provides that on an annual basis the Partnership will use its best efforts to repurchase any Units of limited partnership interest in the Partnership from holders desiring to sell them. Any holder of Units of limited partnership interest wishing to take advantage of this opportunity must so request no later than July 1 of any year for a purchase which would be effective the following January 1. The purchase price paid by the Partnership will be 90% of the fair market value of the Units purchased, as determined by the General Partner.


Item 12. Indemnification of Directors and Officers


      Under Massachusetts partnership law, the General Partner of the Partnership will be accountable to the Partnership as a fiduciary and must exercise good faith and integrity in handling the Partnership's affairs. The Partnership's Partnership Agreement provides that the General Partner will not be liable to the Partnership or any of its limited partners for any act or omission performed in good faith in a manner reasonably believed by it to be within the scope of authority granted to it by the Partnership Agreement and in the best interests of the Partnership, provided that the General Partner shall not have been guilty of gross negligence or willful misconduct with respect to such act or omission. As a result, limited partners might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in the Partnership Agreement.

      The Partnership Agreement also provides that the General Partner and its affiliates performing services on behalf of the Partnership are indemnified to the fullest extent permitted by law from losses, costs and expenses (including attorneys' fees) incurred by them by reason of being a General Partner or having served at the request of the Partnership as a director, officer or trustee of another entity. Any claim for indemnification under the Partnership Agreement will be satisfied only out of the assets of the Partnership and no limited partner will have any personal liability to satisfy an indemnification claim made against the Partnership.

      Notwithstanding the foregoing, the above-mentioned persons will not be indemnified by the Partnership from loss incurred by such person in connection with matters as to which such person shall have been finally adjudicated in any action, suit or proceeding not to have acted in good faith in the reasonable belief that his, her or its action was in or not inconsistent with the best interests of the Partnership.

      The Partnership may also advance funds to a person indemnified under the Partnership Agreement for legal expenses and other costs incurred as a result of legal action brought against such person if such person undertakes to repay the advanced funds to the Partnership if it is subsequently determined that such person is not entitled to indemnification pursuant to the terms of the Partnership Agreement. The General Partner may cause the Partnership to purchase and maintain, at the Partnership's expense, insurance on behalf of the General Partner or its agents which will insure them against any liability asserted against all or any of them in any such capacity or arising out of their status as such.


Item 13. Financial Statements and Supplementary Data.

      See attached financial statements beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      None.

Item 15. Financial Statements and Exhibits

      (a)   Financial Statements

      See Index to Financial Statements and Schedules on page F-1.

      (b)   Exhibits

            3.1   Certificate of Limited Partnership

            3.2   Amendment to Certificate of Limited Partnership

            4.1 Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

            4.2 First Amendment, dated as of January 1, 2000, to Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

            4.3 Second Amendment, dated as of June 26, 2000, to Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

            21    Subsidiaries of the Registrant

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2001                       FRANKLIN STREET PARTNERS LIMITED
                                            PARTNERSHIP



                                            By: FSP General Partner LLC,
                                                its General Partner


                                            By: /s/ George J. Carter
                                                ----------------------
                                                Managing Member and President

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                                   Index to Financial Statements

Reports of independent certified public accountants                    F-2 - F-9

Consolidated financial statements:

     Balance sheets as of December 31, 2000 and 1999 and
       March 31, 2001 (unaudited)                                    F-10 - F-11

     Statements of operations for the years ended
       December 31, 2000, 1999 and 1998 and for the three months
       ended March 31, 2001 and 2000 (unaudited)                            F-12

     Statements of partners' capital for the years ended
       December 31, 2000, 1999 and 1998 and for the three months
       ended March 31, 2001 (unaudited)                                     F-13

     Statements of cash flows for the years ended
       December 31, 2000, 1999 and 1998 and for the three months
       ended March 31, 2001 and 2000 (unaudited)                            F-14

     Notes to consolidated financial statements                      F-15 - F-33

Report of Independent Certified Public Accountants

To the Partners of
Franklin Street Partners Limited Partnership
Wakefield, Massachusetts

We have audited the accompanying consolidated balance sheets of Franklin Street Partners Limited Partnership and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain real estate partnerships, which statements reflect total assets of $85,859,000 as of December 31, 1999 and total revenues of $4,794,000 and $490,000 for the years ended December 31, 1999 and 1998, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such real estate partnerships, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors for 1999 and 1998 provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors for 1999 and 1998, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Franklin Street Partners Limited Partnership and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                           BDO Seidman, LLP


Boston, Massachusetts
February 27, 2001, except Note 6
which is as of April 9, 2001

INDEPENDENT AUDITORS' REPORT

To the Partners
FSP Austin N.W. Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts

We have audited the accompanying balance sheet of FSP Austin N.W. Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flows for the period October 13, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Austin N.W. Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations, and its cash flows for the period October 13, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

Roy & Stevens, P.C.

Boston, Massachusetts
January 28, 2000

INDEPENDENT AUDITORS' REPORT

To the Partners
FSP Blue Ravine Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts

We have audited the accompanying balance sheet of FSP Blue Ravine Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flows for the period August 13, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Blue Ravine Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations, and its cash flows for the period August 13, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

Roy & Stevens, P.C.

Boston, Massachusetts
January 28, 2000

INDEPENDENT AUDITORS' REPORT

To the Partners
FSP Bollman Place Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts

We have audited the accompanying balance sheet of FSP Bollman Place Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flows for the period September 28, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Bollman Place Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations, and its cash flows for the period September 28, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

Roy & Stevens, P.C.

Boston, Massachusetts
January 28, 2000

INDEPENDENT AUDITORS' REPORT

To the Partners
FSP Hillview Center Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts

We have audited the accompanying balance sheet of FSP Hillview Center Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Hillview Center Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations and cash flows for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Roy & Stevens, P.C.

Boston, Massachusetts
February 15, 2000

INDEPENDENT AUDITORS' REPORT

To the Partners
FSP Telecom Business Center Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts

We have audited the accompanying balance sheet of FSP Telecom Business Center Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flow for the period February 1, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Telecom Business Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations, and its cash flows for the period February 1, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

Roy & Stevens, P.C.

Boston, Massachusetts
January 28, 2000

INDEPENDENT AUDITORS' REPORT

To the Partners
FSP Silverside Plantation Limited Partnership

We have audited the accompanying balance sheet of FSP SILVERSIDE PLANTATION LIMITED PARTNERSHIP as of December 31, 1999 and the related statements of income, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP SILVERSIDE PLANTATION LIMITED PARTNERSHIP as of December 31, 1999 and the results of its operations, changes in partners' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia
January 24, 2000

INDEPENDENT AUDITORS' REPORT

To the Partners
FSP Silverside Plantation Limited Partnership

We have audited the accompanying balance sheet of FSP SILVERSIDE PLANTATION LIMITED PARTNERSHIP as of December 31, 1998 and the related statements of income, changes in partners' equity, and cash flows for the period October 16, 1998 [Date of Inception] to December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP SILVERSIDE PLANTATION LMITED PARTNERSHIP as of December 31, 1998 and the results of its operations, changes in partners' equity, and cash flows for the period October 16, 1998 [Date of Inception] to December 31, 1998 in conformity with generally accepted accounting principles.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia
January 15, 1999

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                                     Consolidated Balance Sheets
                                                                        (Note 4)

                                                         December 31,
                                                     -------------------  March 31,
                                                         2000       1999    2001
===================================================================================
                                                                        (Unaudited)
Assets (in thousands):

Real estate investments, at cost (Note 5):
     Land                                            $ 35,524   $ 34,392   $ 35,524
     Buildings and improvements                       136,276    128,616    136,297
     Fixtures and equipment                               995        896        995
-----------------------------------------------------------------------------------

                                                      172,795    163,904    172,816

     Less accumulated depreciation                     12,164      8,192     13,118
-----------------------------------------------------------------------------------

         Real estate investments, net                 160,631    155,712    159,698

Cash and cash equivalents                              13,718     18,519     18,019
Restricted cash                                           499        489        509
Marketable securities                                   5,322         --      2,952
Due from related parties (Note 6)                      16,734         --         19
Tenant rent receivables                                 1,238        573      1,006
Prepaid expenses                                          535        393        762
Office computers and furniture, net of accumulated
  depreciation of $142,000, $72,000 and $153,000          303        239        347
Deposits and other assets                                 503        274        483
-----------------------------------------------------------------------------------

         Total assets                                $199,483   $176,199   $183,795
===================================================================================

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                                     Consolidated Balance Sheets
                                                                       (Notes 4)

                                                                    December 31,
                                                               ----------------------   March 31,
                                                                    2000         1999      2001
==================================================================================================
                                                                                       (Unaudited)
Liabilities and Partners' Capital (in thousands):

Liabilities:
     Bank note payable (Note 7)                                $  16,500    $  23,522    $      --
     Accounts payable and accrued expenses                         2,281        4,810        3,523
     Tenant security deposits                                        499          489          509
--------------------------------------------------------------------------------------------------

         Total liabilities                                        19,280       28,821        4,032
--------------------------------------------------------------------------------------------------

Minority interests in consolidated subsidiaries                       63           52           67
--------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 6, 7, 8 and 10)

Partners' capital (deficit) (Notes 8 and 9):
     Limited partners, 23,486,096, 18,958,445 and 23,488,618
       units issued and outstanding                              182,478      149,212      182,052
     General partner, 948,499 units issued and outstanding        (2,338)      (1,886)      (2,356)
--------------------------------------------------------------------------------------------------

         Total partners' capital                                 180,140      147,326      179,696
--------------------------------------------------------------------------------------------------

         Total liabilities and partners' capital               $ 199,483    $ 176,199    $ 183,795
==================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                           Consolidated Statements of Operations
                                                                 (Notes 3 and 4)

                                                                                                   For the
                                                                                                 Three Months
                                                               For the Years Ended                  Ended
                                                                    December 31,                   March 31,
                                                            ---------------------------    ------------------------
                                                               2000      1999      1998       2001         2000
===================================================================================================================
(in thousands, except per partnership unit amounts)                                       (Unaudited)   (Unaudited)

Revenues (Note 6):
     Rental income                                          $25,434   $16,315   $10,859    $ 6,488      $ 6,198
     Investment services income                               7,574       789        --      5,753           --
     Interest and other income                                1,785       944       696        546          206
-------------------------------------------------------------------------------------------------------------------

         Total revenues                                      34,793    18,048    11,555     12,787        6,404
-------------------------------------------------------------------------------------------------------------------

Expenses (Note 6):
     Selling, general and administrative (Notes 8 and 10)     8,795     5,223     2,575      3,177        2,589
     Other real estate operating expenses                     6,489     4,429     3,012      1,411        1,415
     Depreciation and amortization (Note 5)                   4,194     2,897     2,104      1,151          981
     Real estate taxes and insurance                          2,473     1,448     1,101        718          694
     Interest expense                                           860       299        26        185          387
     Merger costs (Note 4)                                      222       231       736         --           --
     Minority interests                                          54        66        24         21            4
-------------------------------------------------------------------------------------------------------------------

         Total expenses                                      23,087    14,593     9,578      6,663        6,070
-------------------------------------------------------------------------------------------------------------------

Net income                                                  $11,706   $ 3,455   $ 1,977    $ 6,124      $   334
===================================================================================================================

Allocation of net income to:
     Limited Partners                                       $11,228   $ 3,258   $ 1,818    $ 5,886      $   318
     General Partner                                            478       197       159        238           16
-------------------------------------------------------------------------------------------------------------------

                                                            $11,706   $ 3,455   $ 1,977    $ 6,124      $   334
===================================================================================================================

Basic and diluted net income per limited and general
  partnership unit                                          $   .50   $   .21   $   .17    $   .25      $   .02
===================================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                     Consolidated Statements of Partners Capital
                                                                        (Note 4)

                                                                                                            Total Partners
For the years ended December 31, 2000,                 Limited Partners           General Partner                Capital
1999 and 1998 and for the three months ended          ------------------         -----------------          ------------------
March 31, 2001 (unaudited)                            Units       Amount         Units       Amount         Units       Amount
==============================================================================================================================
(in thousands, except units)

Balance, December 31, 1997                        9,523,613      $64,376       948,499         $103    10,472,112      $64,479
     Capital contributions                        3,842,737       34,752            --           --     3,842,737       34,752
     Net income                                          --        1,818            --          159            --        1,977
     Cash distributions to partners                      --       (6,603)           --         (749)           --       (7,352)
------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                       13,366,350       94,343       948,499         (487)   14,314,849       93,856
     Capital contributions                        5,592,095       63,316            --           --     5,592,095       63,316
     Net income                                          --        3,258            --          197            --        3,455
     Cash distributions to partners                      --      (11,705)           --       (1,596)           --      (13,301)
------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                       18,958,445      149,212       948,499       (1,886)   19,906,944      147,326
     Capital contributions                        4,297,651       39,829            --           --     4,297,651       39,829
     Issuance of limited partnership units for
       compensation (Note 8)                        230,000        2,300            --           --       230,000        2,300
     Net income                                          --       11,228            --          478            --       11,706
     Cash distributions to partners                      --      (20,091)           --         (930)           --      (21,021)
------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000                       23,486,096      182,478       948,499       (2,338)   24,434,595      180,140
     Issuance of limited partnership units for
       compensation                                   2,522           29            --           --         2,522           29
     Net income                                          --        5,886            --          238            --        6,124
     Cash distributions to partners                      --       (6,341)           --         (256)           --       (6,597)
------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 2001 (Unaudited)              23,488,618     $182,052       948,499      $(2,356)   24,437,117     $179,696
==============================================================================================================================

Partnership units issued in connection with the merger transactions in 1999 and 2000 are treated as outstanding for all periods presented since the date of inception of each Sponsored Partnership (see Note 4).

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                           Consolidated Statements of Cash Flows

                                                                                                                 For the
                                                                                                               Three Months
                                                                        For the Years Ended                       Ended
                                                                             December 31,                       March 31,
                                                                 --------------------------------    ---------------------------
                                                                     2000        1999        1998        2001           2000
================================================================================================================================
(in thousands)                                                                                       (Unaudited)     (Unaudited)

Cash flows from operating activities:
  Net income                                                     $ 11,706    $  3,455    $  1,977    $  6,124      $    334
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                 4,194       2,897       2,104       1,151           981
      Partnership units issued for compensation                     2,300          --          --          29            --
      Gain on sale of land                                           (149)         --          --          --            --
      Minority interests                                               54          66          24          21             4
      Changes in operating assets and liabilities:
        Restricted cash                                               (10)       (406)        104         (10)            3
        Prepaid expenses                                             (142)       (335)        146        (227)          114
        Tenant rent receivables                                      (665)       (389)       (101)        232           (15)
        Due from related parties                                     (234)         --          --         215            --
        Deposits and other assets                                    (381)        306         110        (166)          113
        Accounts payable and accrued expenses                      (2,529)      3,635        (401)      1,242          (876)
        Tenant security deposits                                       10         406        (104)         10            (3)
--------------------------------------------------------------------------------------------------------------------------------

          Net cash provided by operating activities                14,154       9,635       3,859       8,621           655
--------------------------------------------------------------------------------------------------------------------------------

Cash flow from investing activities:
  Loan to related party                                           (16,500)         --          --      16,500            --
  Purchase of property and equipment                               (9,952)    (77,255)    (28,980)        (76)          (28)
  Proceeds received on sale of land                                 1,076          --          --          --            --
  Change in marketable securities                                  (5,322)         --          --       2,370            --
--------------------------------------------------------------------------------------------------------------------------------

          Net cash provided by (used for) investing activities    (30,698)    (77,255)    (28,980)     18,794           (28)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Cash distributions to partners                                  (21,021)    (13,301)     (7,352)     (6,597)       (3,548)
  Cash distributions to minority interest holders                     (43)        (50)         (4)        (17)           --
  Borrowings under line of credit                                  16,500      23,522          --          --            --
  Repayments of line of credit                                    (23,522)         --          --     (16,500)       (7,857)
  Capital contributions                                            39,829      63,316      34,752          --         9,120
--------------------------------------------------------------------------------------------------------------------------------

          Net cash provided by (used for) financing activities     11,743      73,487      27,396     (23,114)       (2,285)
--------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents               (4,801)      5,867       2,275       4,301        (1,658)

Cash and cash equivalents, beginning of period                     18,519      12,652      10,377      13,718        18,519
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                         $ 13,718    $ 18,519    $ 12,652    $ 18,019      $ 16,861
================================================================================================================================

Supplemental disclosure of cash flow information:
  Cash paid for:
    Interest                                                     $    860    $    299    $     26    $    185      $    387
    Income taxes                                                 $     --    $     --    $     --    $     --      $     --

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

1. Organization            Franklin Street Partners Limited Partnership (the
                           "Partnership") was formed as a Massachusetts limited partnership on February 4, 1997. The Partnership owns a 99% interest in FSP Investments LLC ("FSP
                           Investments") and a 99% interest in FSP Property
                           Management LLC ("FSP Property Management"). The
                           Partnership also has a nominal interest in five corporations organized to operate as Real Estate
                           Investment Trusts ("REITs"), which are accounted for on the equity method (see Notes 2 and 6).

                           The Partnership operates in two business segments: rental operations and investment services. FSP Investments provides real estate investment and broker/dealer services. FSP Investment's services include: (i) the organization of REIT entities in 2000 and 2001 (the "Sponsored REITs") and limited partnerships prior to 2000, (the "Sponsored Partnerships"), which are syndicated through private placements; (ii) the acquisition of real estate on behalf of the sponsored entities; and (iii) the sale of preferred stock in REITs or limited partnership interests in the Sponsored Partnerships. FSP Property Management provides property management services for the sponsored entities.

                           During 1999 and 2000, a total of seventeen Sponsored Partnerships were merged into the Partnership (see
                           Note 4). The Partnership previously owned a 5% general partner interest in each of the Sponsored Partnerships. The mergers were tax-free reorganizations accounted for similar to a pooling of interest, whereby the assets and liabilities of the Sponsored Partnerships were recorded at their historic book values and transaction costs were charged to expenses. The Partnership's 1998 and 1999 consolidated financial statements have been restated to include the combined balance sheets and operations of the Partnership and the seventeen merged Sponsored Partnerships. Operations of the merged Sponsored Partnerships are included for all periods presented since the date of inception of each Sponsored Partnership.

2. Significant of
   Accounting
   Policies

   Basis of Presentation   The accompanying consolidated financial statements
                           include the accounts of the Partnership, majority-owned subsidiaries and the seventeen merged
                           Sponsored Partnerships (see Note 4). All significant intercompany accounts and transactions have been eliminated in consolidation.


   Unaudited Information   The accompanying consolidated financial statements
                           include the unaudited consolidated balance sheet as of March 31, 2001 and the related consolidated statements of operations and cash flows for the three months ended March 31, 2001 and 2000. This unaudited information has been prepared by the Partnership on the same basis as the audited financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.


   Business Segments       The Partnership follows Statement of Financial
                           Accounting Standards ("SFAS") No. 131 "Disclosures about Segments of an Enterprise and Related
                           Information," which established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders (see
                           Note 3).

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

2. Significant of
   Accounting
   Policies
   (Continued)

   Minority Interests      Minority interests represents the 1% interest in FSP
                           Investments and FSP Property Management, which is held by an officer and member of the general partner of the Partnership. Minority interests cash distributions paid were approximately $43,000,
                           $50,000 and $4,000 for the years ended December 31, 2000, 1999 and 1998, respectively, and are reflected as a reduction to the Partnership's minority interests liability.

   Estimates and           The preparation of financial statements in conformity
   Assumptions             with generally accepted accounting principles
                           requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications       Certain balances in the 1999 and 1998 financial
                           statements have been reclassified to conform to the 2000 presentation.

   Investments in REITs    Common stock investments in REITs are accounted for
                           using the equity method. Under the equity method of accounting, the Partnership's cost is subsequently adjusted by their share of the Sponsored REITs' earnings, after deducting the REITs' preferred stock dividends paid or accrued. Equity in the losses of Sponsored REITs' are not recognized to the extent that the investment balance would become negative.
                           Dividends are recognized as income after the investment balance is reduced to zero.

                           There were no dividends received from the REITs for the year ended December 31, 2000 or for the quarter ended March 31, 2001.

   Real Estate             Real estate investments are carried at cost, net of
   Investments and         accumulated depreciation. Betterments, major
   Depreciation            renovations, and certain costs directly related to
                           the acquisition and improvement of real estate are capitalized. Expenditures for maintenance and repairs, including routine painting and carpeting, are charged to operations as incurred. Depreciation is computed using the straight-line method over the assets' estimated useful lives as follows:

                           Category                                        Years
                           =====================================================

                           Buildings:
                             Residential                                      27
                             Commercial                                       39
                           Building and improvements                    15 to 39
                           Fixtures and equipment                         5 to 7

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

2. Significant of
   Accounting
   Policies
   (Continued)

   Real Estate             The Partnership evaluates its assets used in
   Investments and         operations by identifying indicators of impairment
   Depreciation            and by comparing the sum of the estimated
   (Continued)             undiscounted future cash flows for each asset to the
                           asset's carrying value. When indicators of impairment are present and the sum of the undiscounted future cash flows are less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the assets current carrying value and its value based on discounting its estimated future cash flows. At March 31, 2001 and at December
                           31, 2000, 1999 and 1998, no such indicators of impairment were identified.

   Cash and                The Partnership considers all highly liquid debt
   Cash Equivalents        instruments purchased with a maturity of three months
                           or less to be cash equivalents. Cash and cash equivalents consists of the following (in thousands):

                                                                 December 31,
                                                           ---------------------
                                                              2000          1999
                           =====================================================

                           Capital reserve funds held in
                             money market and cash
                             equivalent accounts           $ 3,464       $ 8,024
                           Money market accounts             3,826            --
                           Operating accounts                6,428        10,495
                           -----------------------------------------------------

                                                           $13,718       $18,519
                           =====================================================

                           Capital reserve funds are internally segregated by the Partnership and have no external restrictions.

   Restricted Cash         Restricted cash consists of tenant security deposits.
                           Tenant security deposits are refunded when tenants vacate provided that the tenant has not damaged the property.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

2. Significant of
   Accounting
   Policies
   (Continued)

   Marketable              The Partnership accounts for investments in debt and
   Securities              equity securities under the provisions of SFAS No.
                           115, "Accounting for Certain Investments in Debt and
                           Equity Securities". The Partnership classifies its debt and equity securities as available-for-sale securities.

                           Investments in marketable securities mature as follows (in thousands):

                                                                         After
                                                                        1 Year
                                                               Within   Through
                           December 31, 2000                   1 Year   3 Years   Total
                           ============================================================

                           Government-backed debt securities   $3,957   $  --    $3,957
                           Corporate bonds                        968     397     1,365
                           ------------------------------------------------------------

                                                               $4,925    $397    $5,322
                           ============================================================

                           The above securities are stated at cost, which approximates their fair value at December 31, 2000.

   Financial               The Partnership estimates that the carrying value of
   Instruments             cash and cash equivalents, restricted cash,
                           marketable securities, amounts due from related parties and the bank note payable approximate their fair values based on their short-term maturity and prevailing interest rates.

   Revenue Recognition     Commercial Properties - The Partnership has retained
                           substantially all of the risks and benefits of ownership of the Partnership's commercial properties and accounts for its leases as operating leases.
                           Rental income from leases, which include scheduled increases in rental rates during the lease term, is recognized on a straight-line basis. The Partnership does not have any percentage rent arrangements with its commercial property tenants. Reimbursable common area maintenance charges are included in rental income in the period earned.

                           Residential Apartments - Rental income from tenants of residential apartment properties is recognized in the period earned.

                           Investment Services Income - The Partnership recognizes property acquisition and syndication fees in the period services are rendered, provided that the fee is fixed and collection is probable. Interim financing fees are recognized in the period earned. Commission income from the sale of partnership units in Sponsored Partnerships or preferred stock in Sponsored REITs is recognized as earned, which generally occurs upon closing.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

2. Significant of
   Accounting
   Policies
   (Continued)

   Income Taxes

                           No provision has been made for Federal or state income taxes in the consolidated financial statements of the Partnership. Partners are required to report on their individual tax returns their allocable share of income, gains, losses, deductions and credits of the Partnership. The Partnership files its tax returns on the accrual basis.

   Net Income Per          The Partnership follows SFAS No. 128 "Earnings per
   Partnership Unit        Share", which specifies the computation, presentation
                           and disclosure requirements for the Partnership's net income per partnership unit. Basic net income per unit is computed by dividing net income by the weighted average number of partnership units outstanding during period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue units were exercised or converted into units. There were no potential dilutive units outstanding at March 31, 2001 and 2000 or at December 31, 2000, 1999 and 1998.

                           The partnership units issued in connection with the merger transactions described in Note 4 have been treated as outstanding for all periods presented since the date of inception of each Sponsored Partnership.

                           The denominator used for calculating basic and diluted net income per unit is as follows:

                                                                                Three
                                             Years Ended                    Months Ended
                                             December 31,                     March 31,
                                   ------------------------------         -----------------
                                   2000         1999         1998         2001         2000
===========================================================================================
                                                                             (Unaudited)
Weighted average number
  of units outstanding:
  Limited partners           22,291,114   15,678,911   10,871,303   23,488,618   19,348,642
  General partner               948,499      948,499      948,499      948,499      948,499

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

2. Significant of
   Accounting
   Policies
   (Continued)

   Recent Accounting       In June 1998, the Financial Accounting Standards
   Standards               Board ("FASB") issued SFAS No. 133, "Accounting for
                           Derivative Instruments and Hedging Activities." SFAS
                           No. 133 requires companies to recognize all derivative contracts at their fair values, as either assets or liabilities on the balance sheet. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS
                           No. 133, as amended by SFAS No. 137 and 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the
                           Partnership has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, adoption of the new standard did not affect the Partnership's financial statements.

                           In March 2000, the FASB issued interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for (a) the definition of an employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the previously fixed stock options or awards, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000 but certain conclusions covered specific events that occurred after either December 15, 1998 or January 12, 2000. Adoption of FIN 44 did not have an effect on the Partnership's financial statements. In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Staff Accounting bulletin became effective in the fourth quarter of 2000. The adoption of this guidance did not have an impact on the Partnership's results of operations or financial position, however, the guidance may impact the way in which the Partnership will account for future transactions.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

3. Business Segments       The Partnership operates in two business segments:
                           rental operations and investment services (including real estate acquisition, financing and broker/dealer services). Segment operating results are measured and assessed based on a performance measure known as Funds From Operations ("FFO"). FFO is defined as net income (computed in accordance with generally accepted accounting principles) plus depreciation and amortization and other non-cash expenses. FFO is not a measure of operating results or cash flows from operating activities as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

                           FFO by business segment are as follows (in thousands):

                                                                                                                     Per
                                                                                                                Consolidated
                                                             Rental     Investment               Intercompany   Statements of
                                                           Operations    Services      Total     Eliminations    Operations
=============================================================================================================================

For the three months ended March 31, 2001 (Unaudited):
  Total revenues                                            $  6,592     $  6,299    $ 12,891     $   (104)      $ 12,787
  Total expenses                                              (4,523)      (2,288)     (6,811)         148         (6,663)
  Depreciation and amortization                                1,185           10       1,195          (44)         1,151
  Non-cash expenses                                               --           29          29           --             29
-----------------------------------------------------------------------------------------------------------------------------

FFO                                                         $  3,254     $  4,050    $  7,304     $     --       $  7,304
=============================================================================================================================

For the three months ended March 31, 2000 (Unaudited):
  Total revenues                                            $  6,469     $  1,838    $  8,307     $ (1,903)      $  6,404
  Total expenses                                              (5,761)        (950)     (6,711)         641         (6,070)
  Depreciation and amortization                                1,007           10       1,017          (36)           981
-----------------------------------------------------------------------------------------------------------------------------

FFO                                                         $  1,715     $    898    $  2,613     $ (1,298)      $  1,315
=============================================================================================================================

Year ended December 31, 2000:
  Total revenues                                            $ 26,817     $ 14,152    $ 40,969     $ (6,176)      $ 34,793
  Total expenses                                             (14,332)      (9,854)    (24,186)       1,099        (23,087)
  Depreciation and amortization                                4,275           68       4,343         (149)         4,194
  Non-cash expenses                                               --        2,300       2,300           --          2,300
-----------------------------------------------------------------------------------------------------------------------------

FFO                                                         $ 16,760     $  6,666    $ 23,426     $ (5,226)      $ 18,200
=============================================================================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

3. Business Segments
   (Continued)

                                                                                                             Per
                                                                                                         Consolidated
                                         Rental         Investment                      Intercompany     Statements of
                                       Operations        Services          Total        Eliminations      Operations
======================================================================================================================

Year ended December 31, 1999:
  Total revenues                       $ 17,204         $  9,143         $ 26,347         $ (8,299)        $ 18,048
  Total expenses                         (9,945)          (5,315)         (15,260)             667          (14,593)
  Depreciation and amortization           2,965               41            3,006             (109)           2,897
----------------------------------------------------------------------------------------------------------------------

FFO                                    $ 10,224         $  3,869         $ 14,093         $ (7,741)        $  6,352
======================================================================================================================

Year ended December 31, 1998:
  Total revenues                       $ 11,560         $  6,208         $ 17,768         $ (6,213)        $ 11,555
  Total expenses                         (6,979)          (2,802)          (9,781)             203           (9,578)
  Depreciation and amortization           2,136               33            2,169              (65)           2,104
----------------------------------------------------------------------------------------------------------------------

FFO                                    $  6,717         $  3,439         $ 10,156         $ (6,075)        $  4,081
======================================================================================================================

                           Non-cash expenses of $2,300,000 for the year ended December 31, 2000 and $29,000 for the three months ended March 31, 2001 are comprised of equity-based compensation charges (see Note 8).

                           The Partnership's FFO before the restatement for the October 1, 2000 Merged Partnerships (see Note 4) is summarized as follows (in thousands):

                           Year ended December 31,                                     2000
                           =================================================================

                           Total FFO before intercompany eliminations               $23,426

                           Less amounts for October 1, 2000 Merged Partnerships
                             for the period prior to date of merger:
                               Total revenues                                        (6,880)
                               Total expenses                                         4,184
                               Depreciation and amortization                         (1,003)
                           -----------------------------------------------------------------

                           Total FFO, excluding pre-merger operations               $19,727
                           =================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

3. Business Segments       The Partnership's cash distributions from operations
   (Continued)             for the year ended December 31, 2000 (excluding
                           $3,953,000 of cash distributions related to the October 1, 2000 Merged Partnerships for the period prior to the date of merger) are summarized as follows:

                                                              Distribution        Total
                                                            Per Partnership       Cash
                           Quarter paid                           Unit        Distributions
                           =================================================================
                                                                              (in thousands)
                           Second quarter of 2000                 $.24          $ 4,080
                           Third quarter of 2000                   .25            4,308
                           Fourth quarter of 2000                  .26            4,480
                           First quarter of 2001                   .27            6,597
                           -----------------------------------------------------------------
                                                                                $19,465
                           -----------------------------------------------------------------

                           Cash distributions per partnership unit is based on the total outstanding units at the end of each calendar quarter. Cash available for distribution, as determined at the sole discretion of the general partner, is required to be distributed to unit holders within 90 days following the end of each calendar quarter. The cash distribution of approximately $6,597,000 for the fourth quarter of 2000 was declared and paid in 2001. The cash distribution of approximately $4,200,000 for the fourth quarter of 1999 was declared and paid in the first quarter of 2000.

                           The following table is a summary of other financial information by business segment (in thousands):

                                                                Rental         Investment
                                                              Operations        Services        Total
                           =============================================================================
                           March 31, 2001 (unaudited):
                             Capital expenditures              $     76        $    --         $     76
                             Identifiable assets               $178,241        $ 5,554         $183,795

                           December 31, 2000:
                             Capital expenditures              $  9,825        $   127         $  9,952
                             Identifiable assets               $173,888        $25,595         $199,483

                           December 31, 1999:
                             Capital expenditures              $ 77,060        $   195         $ 77,255
                             Identifiable assets               $145,037        $31,162         $176,199

                           Capital expenditures:
                             December 31, 1998                 $ 28,973        $     7         $ 28,980
                             March 31, 2000 (unaudited)        $     28        $    --         $     28

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

4. Merger Transactions Effective October 1, 2000, the Partnership and six Sponsored Partnerships consummated a series of mergers pursuant to an Agreement and Plan of Merger (the "October 2000 Merger"). Under the terms of the October 2000 Merger, all limited partnership interests in the six Sponsored Partnerships outstanding on October 1, 2000 were exchanged for 7,204,716 new limited partnership units in the Partnership. The operations of the six merged Sponsored Partnerships consist of six commercial rental properties (see Note 5).

                           Effective January 1, 2000, the Partnership and three Sponsored Partnerships consummated a series of mergers pursuant to an Agreement and Plan of Merger (the "January 2000 Merger"). Under the terms of the January 2000 Merger, all limited partnership interests in the three Sponsored Partnerships outstanding on January 1, 2000 were exchanged for 4,999,972 new limited partnership units in the Partnership. The operations of the three merged Sponsored Partnerships consist of a residential apartment property and two commercial real estate properties (see Note 5).

                           Effective January 1, 1999, the Partnership and eight Sponsored Partnerships consummated a series of mergers pursuant to an Agreement and Plan of Merger (the "1999 Merger"). Under the terms of the 1999 Merger, all partnership units in the Partnership and all limited partnership interests in the eight Sponsored Partnerships outstanding on January 1, 1999 were exchanged for 11,999,907 new partnership units in the combined Partnership. The operations of the merged Sponsored Partnerships consist of five commercial rental properties and three residential real estate properties (see Note 5).

                           The Partnership's allocation of partnership units between the existing partners and the new partners were based upon the estimated relative value of each partners' contribution into the combined Partnership. Such allocation was based, in part, on independent real estate appraisals and third party valuation services.

                           Following the consummation of a merger described above, the Partnership held, directly or indirectly, 100% of the interests in each Sponsored Partnership involved in the merger. The merger transactions were solely an exchange of partnership units and no cash was involved. The mergers were tax-free reorganizations accounted for similar to a pooling of interest. The assets and liabilities of the Sponsored Partnerships were recorded at their historic book values and total merger costs of approximately $222,000, $231,000 and $736,000 were expensed in the accompanying consolidated statements of operations for the years ended December 31, 2000, 1999 and 1998, respectively. The Partnership's consolidated financial statements have been restated for all periods to include the results of operations, financial positions and cash flows of the Sponsored Partnerships since their date of inception. Partnership units issued in connection with the mergers are treated as outstanding for all periods presented since the date of inception of each Sponsored Partnership.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

4. Merger Transactions     The Partnership's December 31, 1999 and 1998
   (Continued)             consolidated total partners' capital has been
                           restated as follows (in thousands):

                           December 31,                                         1999        1998
                           =====================================================================
                           Franklin Street Partners Limited
                             Partnership and Subsidiaries total
                             partners' capital, as previously
                             reported                                       $ 72,887     $75,134

                           Total partners' capital of the merged
                             Sponsored Partnerships                           78,302      19,793

                           Elimination of intercompany balances
                             and transactions                                 (3,863)     (1,071)
                           ---------------------------------------------------------------------

                           Combined total partners' capital, as restated    $147,326     $93,856
                           =====================================================================

                           The separate total revenues and net income of the Partnership and the various Sponsored Partnerships prior to the mergers were as follows (in thousands):

                           Years ended December 31,                             1999        1998
                           =====================================================================
                           Total revenues:
                             Franklin Street Partners Limited
                               Partnership and Subsidiaries,
                               as previously reported                       $ 20,519     $13,961
                             Merged Sponsored Partnerships                     5,641         490
                             Elimination of intercompany balances
                               and transactions                               (8,112)     (2,896)
                           ---------------------------------------------------------------------

                                                                            $ 18,048     $11,555
                           =====================================================================

                           Net income:
                             Franklin Street Partners Limited
                               Partnership and Subsidiaries,
                               as previously reported                       $  8,729     $ 4,613
                             Merged Sponsored Partnerships                     2,341         233
                             Elimination of intercompany balances
                               and transactions                               (7,615)     (2,869)
                           ---------------------------------------------------------------------

                                                                            $  3,455     $ 1,977
                           =====================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

5. Real Estate             In connection with the various merger transactions
   Investments             described at Note 4, the Partnership acquired
                           seventeen real estate properties during 2000 and 1999. The following is a summary of the more significant elements of the Partnership's real estate investments (dollar amounts in thousands):

                                                                                                                  Original Cost
                                                                                                  Date         --------------------
                                                                   Approximate                 Acquired by              Buildings,
                                              Date of                Square         Date        Sponsored              Improvements
Description                                    Merger      Units     Footage     Constructed   Partnership     Land    and Fixtures
===================================================================================================================================
Residential Apartments:
  Essex House, Houston, TX                  January 1999    135      118,800         1993          1993       $ 2,426    $  7,674
  Reata, Houston, TX                        January 1999    159      129,000         1994          1994         2,811       7,889
  Weslayan Oaks, Houston, TX                January 1999     84       70,500         1995          1997         1,236       2,964
  Silverside Plantation, Baton Rouge, LA    January 2000    264      223,800         1998          1998         2,000      16,000

Commercial Properties:
  North Andover
    Office Park, No. Andover, MA            January 1999     --       92,000      1972-1978        1996         1,056       6,944
  Park Seneca, Charlotte, NC                January 1999     --      110,600         1969          1997         1,370       5,480
  Piedmont Center, Greenville, SC           January 1999     --      143,800         1973          1998         1,356       9,194
  4995 P. Henry Drive, Santa Clara, CA      January 1999     --       40,300         1978          1997         3,009       3,791
  One Technology Drive, Peabody, MA         January 1999     --      188,000         1982          1995         1,033       8,142
  Hillview Center, Milpitas, CA             January 2000     --       36,300         1984          1999         2,135       2,728
  Telecom Business Center, San Diego, CA    January 2000     --      101,700         1997          1999         4,730      10,670
  Southfield Center, Southfield, MI         October 2000     --      212,500         1977          1999         4,112      10,838
  Blue Ravine, Folsom, CA                   October 2000     --       47,000         1984          1999           766       4,934
  Bollman Place, Savage, MD                 October 2000     --       99,000         1984          1999         1,556       4,044
  Austin N.W., Austin, TX                   October 2000     --       68,600         1998          1999           631       9,369
  10 Lyberty Way, Westford, MA              October 2000     --      104,700         1984          2000         1,173       7,927
  Gateway Crossing 95, Columbia, MD         October 2000     --      188,800      1988-1994        1999         4,339      15,511
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                              $35,739    $134,099
===================================================================================================================================

                                                  Cost           December 31, 2000                    Total
                                               Capitalized      --------------------               Accumulated
                                               (Disposals)               Buildings,              Depreciation at
                                              Subsequent to             Improvements               December 31,
Description                                    Acquisition      Land    and Fixtures     Total        2000
================================================================================================================
Residential Apartments:
  Essex House, Houston, TX                       $  648       $ 2,426    $  8,322      $ 10,748     $ 2,473
  Reata, Houston, TX                                567         2,811       8,456        11,267       1,951
  Weslayan Oaks, Houston, TX                         70         1,236       3,034         4,270         490
  Silverside Plantation, Baton Rouge, LA           (205)        1,885      15,910        17,795       1,268

Commercial Properties:
  North Andover
    Office Park, No. Andover, MA                    895         1,056       7,839         8,895       1,398
  Park Seneca, Charlotte, NC                        (42)        1,270       5,538         6,808         466
  Piedmont Center, Greenville, SC                   596         1,356       9,790        11,146         763
  4995 P. Henry Drive, Santa Clara, CA               58         3,009       3,849         6,858         277
  One Technology Drive, Peabody, MA                (450)        1,033       7,692         8,725       1,066
  Hillview Center, Milpitas, CA                       7         2,135       2,735         4,870         124
  Telecom Business Center, San Diego, CA             78         4,730      10,748        15,478         497
  Southfield Center, Southfield, MI                 138         4,112      10,976        15,088         344
  Blue Ravine, Folsom, CA                            22           766       4,956         5,722         151
  Bollman Place, Savage, MD                          45         1,556       4,089         5,645          98
  Austin N.W., Austin, TX                           161           631       9,530        10,161         257
  10 Lyberty Way, Westford, MA                       78         1,173       8,005         9,178         129
  Gateway Crossing 95, Columbia, MD                 291         4,339      15,802        20,141         412
----------------------------------------------------------------------------------------------------------------

                                                 $2,957       $35,524    $137,271      $172,795     $12,164
================================================================================================================

There were no encumbrances on the above properties. Depreciation lives at December 31, 2000 are summarized at Note 2.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

5. Real Estate             The following table summarizes the changes in the
   Investments             Partnership's real estate investments and accumulated
   (Continued)             depreciation (in thousands):

                                                  December 31,
                                          ----------------------------
                                          2000         1999       1998
======================================================================

Real estate investments, at cost:
  Balance, beginning of period       $ 163,904     $ 86,835    $58,080
    Acquisitions                         9,179       76,881     28,634
    Improvements                           639          188        121
    Dispositions                          (927)          --         --
----------------------------------------------------------------------

  Balance, end of period             $ 172,795     $163,904    $86,835
======================================================================

Accumulated depreciation:
  Balance, beginning of period       $   8,192     $  5,447    $ 3,617
    Depreciation                         3,972        2,745      1,830
    Dispositions                            --           --         --
----------------------------------------------------------------------

  Balance, end of period             $  12,164     $  8,192    $ 5,447
======================================================================

6. Related Party
   Transactions

   Investment in           During 2000, the Partnership acquired 100% of the
   Sponsored REITs         common stock in four Sponsored REITs for nominal
                           consideration. Additionally, the Partnership's 5% general partner interest in one Sponsored Partnership was exchanged for the common stock in a newly formed
                           REIT, in connection with this Sponsored Partnership's reorganization from a limited partnership to a REIT on January 1, 2001.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

6. Related Party
   Transactions
   (Continued)

   Investment in           The Sponsored REITs were formed as corporations under
   Sponsored REITs         the laws of Delaware and operate in a manner intended
   (Continued)             to qualify as REITs for Federal income tax purposes.
                           To qualify as a REIT, each entity must comply with certain operating activity requirements and must generally distribute 95% (90% commencing January 1,
                           2001) of its taxable income to its shareholders. The
                           REITs have issued both common stock and preferred stock. The common stock is owned solely by the Partnership and the preferred stock is owned by outside individual investors. Each REIT was organized to acquire a single real estate property using the proceeds raised through private offerings of its preferred stock. The REIT's do not contemplate having any long-term financing. The preferred shareholders' in each of the REITs are entitled to 100% of the REITs dividends. As a common shareholder, the Partnership has no rights to the REIT's regular cash dividends. However, upon liquidation of the REITs the Partnership will be entitled to its percentage interest in any proceeds after the preferred shareholders have recovered their investment. The
                           Partnership's percentage interest in each REIT is less than 1%. The Partnership's cost of its investment in the REITs approximates its share of the underlying equity in the net assets of the REITs. The
                           Partnership's share of the REITs' earnings, after deducting preferred stock dividends paid or accrued, was not material for the quarter ended March 31, 2001 or for the year ended December 31, 2000.

                           The affirmative vote of the holders of a majority of the REIT's preferred stockholders is required for any actions involving merger, sale of property, amendment to charter or issuance of additional capital stock. In addition, all of the REIT's amended their certificates of incorporation in April 2001 to allow the holders of more than fifty percent of the outstanding preferred shares to remove, without cause, and replace one or more members of the REIT's Board of Directors.

   Sponsored Entity Fees   FSP Investments has provided syndication and real
                           estate acquisition advisory services for the Sponsored REITs in 2001 and 2000 and Sponsored
                           Partnerships prior to 2000. Transactions with merged
                           Sponsored Partnerships have been eliminated in the accompanying consolidated financial statements. Fees from non-consolidated related entities for property acquisition services amounted to approximately
                           $1,581,000 and $346,000 for the years ended December
                           31, 2000 and 1999, respectively. Sales commissions earned for the sale of Sponsored REIT preferred shares in 2000 and partnership units in one Sponsored
                           Partnership in 1999 amounted to approximately
                           $4,036,000 and $443,000 for the years ended December
                           31, 2000 and 1999, respectively. The Partnership has also provided interim financing for the purchase of certain REIT properties prior to completion of the REIT's private equity offerings. Financing commitment fees earned by the Partnership from the REITs totaled approximately $1,957,000 for the year ended December
                           31, 2000. Interest income charged to the REITs amounted to approximately $457,000 for the year ended
                           December 31, 2000.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

6. Related Party
   Transactions
   (Continued)

   Management Fees         Management fees charged to the merged Sponsored
                           Partnerships have been eliminated in the accompanying consolidated statements of operations. Total property management fee income from non-consolidated entities amounted to approximately $112,000 and $16,000 for the years ended December 31, 2000 and 1999, respectively. There were no related entity management fees for the year ended December 31, 1998. Property management fees range from 1% to 5% of collected rents.

   Due From                Amounts due from related parties consist of the
   Related Parties         following (in thousands):

                                                                                       December 31,
                                                                                       -------------
                                                                                       2000     1999
                           =========================================================================

                           Interim financing note receivable due from Sponsored
                             REIT, bearing interest at the bank's base rate
                             (9.5% at December 31, 2000), collateralized by the
                             REIT's real estate and the assignment of its rents;
                             paid in full upon closing of REIT's private equity
                             offering in February 2001.                              $16,500    $ --

                           Interest receivable from Sponsored REITs, paid upon
                             closing of private equity offering in February
                             2001.                                                       144      --

                           Non-interest bearing cash advances due on demand from
                             Sponsored REITs.                                             90      --
                           -------------------------------------------------------------------------

                                                                                     $16,734    $ --
                           =========================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

7. Bank Note Payable       The Partnership has a revolving line of credit
                           agreement (the "Loan Agreement") with a bank providing for borrowings up to $35 million (increased to $53 million in February 2001). Borrowings under the Loan Agreement bear interest at either the bank's base rate or a variable LIBOR rate, as defined.
                           Borrowings outstanding under the Loan Agreement consist of the following (in thousands):

                           December 31,                                                2000      1999
                           ==========================================================================

                           Note payable, bearing interest at the bank's base rate
                             (9.5% at December 31, 2000).                           $16,500   $ 3,672

                           Note payable, bearing interest at LIBOR plus 1.25%
                             per annum (7.75% at December 31, 1999).                     --    19,850
                           --------------------------------------------------------------------------

                                                                                    $16,500   $23,522
                           ==========================================================================

                           The Loan Agreement includes restrictions on property liens and requires compliance with various financial covenants. Financial covenants include the maintenance of at least $1,500,000 in operating cash accounts, a minimum tangible net worth of $140,000,000 and compliance with various debt and operating income ratios, as defined in the Loan Agreement. The Partnership was in compliance with the Loan Agreement's financial covenants as of December 31, 2000. Outstanding borrowings of $16,500,000 at December 31, 2000 were repaid in February 2001. The Loan Agreement matures on February 23, 2003.

                           The Loan Agreement also provides for personal borrowings of up to $3,000,000 by the members of the Partnership's general partner for the purpose of acquiring partnership units or paying income taxes thereon. Borrowings of $800,000 were outstanding with members of the general partner at December 31, 2000, which are guaranteed by the Partnership.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

8. Partners' Capital

   General The Partnership's general partner has the exclusive right to manage the business of the Partnership and make certain amendments to the Partnership Agreement, without the consent or approval of the limited partners. The Partnership's limited partners do not take part in management and do not have any voting rights regarding the Partnership's operations. A majority in interest of the limited partners, with the consent of the general partners, may amend the Partnership Agreement, subject to certain limitations as defined in the Partnership Agreement. Except as provided for under certain Federal tax provisions described in the Partnership Agreement, net income or net losses from operations shall be allocated to all partners based on their percentage interest in the Partnership. Net profits or losses arising from a sale or other disposition of all or any portion of the Partnership's property or upon liquidation of the Partnership shall be allocated as follows:

                           Net Profit - The Partnership's net profits are allocated first to the extent of any partner's negative capital account balance, and thereafter in proportion with their percentage interest in the Partnership.

                           Net Losses - First to the extent of any partner's positive capital account balance, and thereafter in proportion with their percentage interest in the Partnership.

                           The Partnership's cash distributions are allocated to the limited partners and the general partner based on each partner's percentage interest in the Partnership.

   Equity-Based            In April 2000, the Partnership issued 230,000
   Compensation            partnership units with a fair value of $2,300,000 to
                           certain officers of the Partnership in lieu of cash compensation. The 230,000 partnership units were fully vested on the date of issuance. This equity-based compensation charge of $2,300,000 is included in selling, general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2000. Cash distributions paid to the holders of the 230,000 units amounted to approximately $117,000 for the year ended December 31, 2000.

   General Partner         On December 30, 1999, FSP General Partner LLC (the
   Interests               "General Partner") was organized solely to hold the
                           Partnership's general partner units, which were previously held by eight individuals. The General
                           Partner's financial activities consist of receiving cash distributions from the Partnership and paying such amounts to its members. The members of the General Partner function as Officers and/or Directors of the Partnership. The Partnership pays no fees or other compensation to the General Partner. The
                           General Partner has no commitment or intent to furnish direct or indirect financial assistance to the Partnership. Total cash distributions paid to the General Partner were approximately $930,000,
                           $1,596,000 and $749,000 for the years ended December
                           31, 2000, 1999 and 1998, respectively.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

9.  Federal Income         The difference between Partners' capital for
    Tax Reporting          financial reporting purposes and for income tax
                           purposes is approximately as follows (in thousands):

                           Partners' capital - financial reporting purposes,
                             December 31, 2000                                       $180,140

                           Partnership's cumulative tax reporting differences,
                             primarily relating to non-deductible expenses,
                             depreciation and other temporary differences.              1,350
                           ------------------------------------------------------------------

                           Partners' capital - income tax purposes,
                             December 31, 2000                                       $181,490
                           ==================================================================

10. Commitments

    Rentals Under          The Partnership's commercial rental operations
    Operating Losses       include the leasing of office buildings and
                           industrial properties subject to leases with terms greater than one year. The leases thereon expire at various dates through 2012. The following is a schedule of approximate future minimum rental income on non-cancelable operating leases as of December 31, 2000 (in thousands):

                           Year ended December 31,
                           =====================================================

                           2001                                          $26,719
                           2002                                           14,759
                           2003                                           12,179
                           2004                                            8,444
                           2005                                            3,936
                           Thereafter                                     12,358
                           -----------------------------------------------------

                                                                         $78,395
                           =====================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements
                          (Information for March 31, 2001 and 2000 is unaudited)

10. Commitments
    (Continued)

    Office Lease           The Partnership leases its corporate office space
                           under a six year operating lease that commenced in June 1999. The lease includes a base annual rent and additional rent for the Partnership's share of taxes and operating costs.

                           Future minimum lease payments are approximately as follows (in thousands):

                           Year ended December 31,
                           =====================================================

                           2001                                             $190
                           2002                                              199
                           2003                                              203
                           2004                                              209
                           2005                                               97
                           -----------------------------------------------------

                                                                            $898
                           =====================================================

                           Rent expense was approximately $184,000, $126,000 and $52,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Retirement Plan            During 1999, the Partnership formed a retirement
                           savings plan for eligible employees. Under the plan, the Partnership matches participant contributions up to $6,000 annually per participant. The Partnership's total contribution under the plan amounted to approximately $53,000 and $46,000 for the years ended
                           December 31, 2000 and 1999, respectively.

Exhibit Index

Exhibits   Description
--------   -----------

3.1        Certificate of Limited Partnership

3.2        Amendment to Certificate of Limited Partnership

4.1 Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

4.2 First Amendment, dated as of January 1, 2000, to Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

4.3 Second Amendment, dated as of June 26, 2000, to Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

21         Subsidiaries of the Registrant